

Universal Energy Group Ltd.
25 Sheppard Ave W, Suite 1605
Toronto, Ontario M2N 6S6
Tel: (416) 673-1160
Fax: (416) 673-4790



By Federal Express

August 14, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk



Dear Sirs/Mesdames:

Re: Universal Energy Group Ltd.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-35092

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed below:

1. Management's Discussion and Analysis of Financial Conditions and Results of Operations for the three and nine months ended June 30, 2007.
2. Interim Consolidated Financial Statements for the three and nine months ended June 30, 2007.
3. Form 52-109F2 - CEO Certification of Interim Filings for the interim period ended June 30, 2007.
4. Form 52-109F2 - CFO Certification of Interim Filings for the interim period ended June 30, 2007.
5. News Release dated August 13, 2007.
6. News Release dated August 7, 2007.
7. Appendix A Notice Declaring Intention to be qualified under National Instrument 44-101 Short Form Prospectus Distributions.

As required pursuant to Rule 12g3-2(b), the Corporation's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Stephen Plummer, MBA, CA, CFP
Chief Financial Officer


UNIVERSAL ENERGY
GROUP

Universal Energy Group Ltd.
25 Sheppard Ave W, Suite 1605
Toronto, Ontario M2N 6S6
Tel: (416) 673-1160
Fax: (416) 673-4790

By Federal Express

COPY

August 14, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk



Dear Sirs/Mesdames:

Re: Universal Energy Group Ltd.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-35092

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed below:

1. Management's Discussion and Analysis of Financial Conditions and Results of Operations for the three and nine months ended June 30, 2007.
2. Interim Consolidated Financial Statements for the three and nine months ended June 30, 2007.
3. Form 52-109F2 - CEO Certification of Interim Filings for the interim period ended June 30, 2007.
4. Form 52-109F2 - CFO Certification of Interim Filings for the interim period ended June 30, 2007.
5. News Release dated August 13, 2007.
6. News Release dated August 7, 2007.
7. Appendix A Notice Declaring Intention to be qualified under National Instrument 44-101 Short Form Prospectus Distributions.

As required pursuant to Rule 12g3-2(b), the Corporation's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Stephen Plummer, MBA, CA, CFP
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

August 13, 2007

The following management's discussion and analysis ("MD&A") of Universal Energy Group Ltd's. (the "Company") financial condition and results of operations for the three and nine months ended June 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended June 30, 2007 as well as the audited consolidated financial statements and related MD&A included in the Company's prospectus dated January 26, 2007. The financial statements of the Company are prepared in accordance with Canadian General Accepted Accounting Principles ("GAAP"), which requires estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses during the reporting period. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this MD&A, particularly under "Forward-looking statements". Certain totals, subtotals and percentages may not reconcile due to rounding.

The Company carries on business through two distinct operating divisions. Universal Energy Corporation ("Universal"), a North American energy marketer, carries on the Company's retail natural gas and electricity marketing business. Terra Grain Fuels Inc. (TGF), an ethanol producer, is currently constructing an ethanol plant in Belle Plaine, Saskatchewan and is expected to become operational by the end of 2007.

Forward-looking information

This MD&A contains "forward-looking statements". Statements other than statements of historical fact contained in this MD&A may be forward-looking statements, including, without limitation, management's expectations, intentions and beliefs concerning the retail electricity industry, the retail natural gas industry and the ethanol industry, the competitive landscape in these industries and the general economy, statements regarding the future financial position or results of the Company, business strategies, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Company. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour", "project", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, actual results, performance or achievements may not be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and none of the Company, Universal, TGF, or any other party intends to, or assumes any obligation to, update or revise these forward-looking statements to reflect new events or circumstances.

Non-GAAP measures

This MD&A makes reference to certain non-GAAP measures, namely "Operational Revenue", "Operational Margin" and "Operational Income" to assist in assessing Universal's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the local distribution companies ("LDCs") on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not considered a cost of sales for accounting purposes but Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "Operational Revenue", "Operational Margin" and "Operational Income" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business. For a reconciliation of Operational Revenue to revenue and Operational Margin to gross margin, see "Reconciliation of Operational Revenue and Operational Margin" in this MD&A. For a discussion of Universal's revenue recognition policies see "Critical Accounting Estimates" in this MD&A..

Selected Financial Highlights of the Company

The following selected financial information has been derived from the unaudited interim consolidated financial statements of the Company for the three and nine months ended June 30, 2007 and the audited financial statements of Universal as at September 2006.

	For the three months ended June 30		For the nine months ended June 30	
	2007	2006	2007	2006
Statement of Operations Highlights	$	$	$	$
($000s)				
Operational revenue	59,607	19,358	170,493	30,811
Operational margin	10,445	3,126	30,357	3,819
Operational income/(loss) before marketing costs	5,621	846	18,939	(1,337)
Operational income/(loss) after marketing costs	(274)	(4,986)	6,445	(13,025)

	June 30 2007	September 30 2006
Balance Sheet Highlights	$	$
($000s)		
Current assets	75,472	34,794
Total assets	264,293	62,231
Current liabilities	84,634	35,496
Long-term liabilities	70,216	61,832
Shareholders' equity	109,443	(35,097)

On January 26, 2007, the Company filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and the Company received gross proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007. The Company incurred issue costs of $11,629,588. On closing, the Company purchased all of the issued and outstanding shares and promissory notes of TGF for cash of $37,825,002 and 7,889,545 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the TGF shares and promissory notes amounted to $124,609,997. Also, on closing, the Company purchased all of the issued and outstanding shares of Universal for cash of $73,425,003 and 15,314,999 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the Universal shares amounted to $241,889,992. The business combination was accounted for as a reverse takeover of the Company by Universal and the acquisition of TGF by Universal using the purchase method with TGF's results of operations from the date of acquisition included in the Company's consolidated financial statements for this period.

1. Gas & Electricity Marketing (Universal) - Management's Discussion and Analysis

(a) Overview

The Ontario Energy Board issued Universal its Ontario Natural Gas Licence in February 2005 and Universal began marketing natural gas in Ontario in that month. The Ontario Energy Board issued Universal its Ontario Electricity Licence in May 2005 and Universal began marketing electricity in Ontario in September 2005. In December 2005, the Michigan Natural Gas Licence was issued to Universal Gas & Electric Corp. ("UGE"), a wholly-owned subsidiary of Universal, by the Michigan Public Service Commission authorizing UGE to serve as an Alternative Gas Supplier in the State of Michigan. Universal began marketing natural gas in Michigan in March 2006 to commercial customers and since April 2007 has commenced marketing natural gas to residential customers. The British Columbia Utilities Commission issued Universal its Natural Gas Licence in November 2006 and Universal has commenced marketing to British Columbia residential and commercial customers on May 1, 2007.

Universal's business currently involves (i) the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, (ii) the sale of natural gas in BC to residential, small to mid-size commercial and small industrial customers and (iii) the sale of natural gas in Michigan to residential and small to mid-size commercial and small industrial customers. Universal is also considering expansion into the New York

electricity and natural gas residential, small to mid-size commercial and small industrial markets and the Texas electricity residential, small to mid-size commercial and small industrial markets.

Universal's customers purchase electricity and natural gas under long term, non-terminable (except in limited circumstances) energy contracts, typically for a term of five years. By fixing the price of natural gas under Universal's gas contracts and by obtaining price protection under its electricity contracts for a period of five years, Universal's customers eliminate or reduce their exposure to changes in natural gas and electricity prices.

It is Universal's general policy to match the estimated energy requirements of its customers by purchasing, in the case of natural gas, offsetting volumes of natural gas and, in the case of electricity, entering into offsetting electricity swaps with Sempra Energy Trading Corp. ("Sempra") at fixed prices for the term of its customers' energy contracts. Universal derives its Operational Margin from the difference between the price it pays for Electricity Swaps and for natural gas supply from Sempra and the price it charges its customers.

(b) Sources of Revenue

Universal earns its revenue primarily from the supply of electricity and natural gas to direct purchase customers. Universal's policy is to purchase in advance an estimate of the commodity supply required for each marketing program (either through physical supply or financial contracts). When it becomes reasonably certain that a marketing program will not exhaust the allotted commodity supply this commodity supply will generally be transferred to other marketing programs.

Universal recognizes revenue for natural gas sales based on customer consumption. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. However, the natural gas delivered monthly by Universal to the LDCs in both Canada and the United States remains constant throughout the year irrespective of customer consumption. As Universal receives payment from the LDC when the natural gas is delivered, rather than consumed, this results in a reasonably predictable operational margin, unaffected by monthly fluctuations in customer consumption. For electricity, which is consumed by customers upon delivery, Universal recognizes revenue when the customer consumes the electricity and as such operational margins are highest during January through March and July through September when consumption is at its peak and lowest during April through June and October through September.

(c) Selected Consolidated Financial and Operational Data

The following selected financial information has been derived from the unaudited interim consolidated financial statements of Universal for the three and nine months ended June 30, 2007. This information should be read in conjunction with the audited consolidated financial statements and related MD&A included in the Company's prospectus dated January 26, 2007.

Gas & Electricity Marketing Income Statement Data (GAAP) ($000's)	Three months ended		Nine months ended	
	June 30 2007 $	June 30 2006 $	June 30 2007 $	June 30 2006 $
Revenue				
Canada				
Gas	10,759	2,855	43,897	8,186
Electricity	33,535	13,436	93,462	21,147
Total Canada	*44,294*	*16,291*	*137,359*	*29,333*
United States				
Gas	8,091	713	40,682	713
Total revenue	52,385	17,004	178,041	30,046
Gross Margin				
Canada				
Gas	2,055	472	8,331	933
Electricity	17,640	6,520	45,234	9,389
Total Canada	*19,695*	*6,992*	*53,565*	*10,322*
United States				
Gas	1,104	234	7,786	234
Total Gross Margin	20,799	7,226	61,351	10,556
Customer acquisition costs	5,895	5,832	12,494	11,688
General and administrative	4,345	2,280	10,315	5,156
Total Expenses	10,240	8,112	22,809	16,844
Realized loss on swap contracts	(11,348)	(4,627)	(28,094)	(7,067)
Interest income	71	2	67	2
Amortization	(117)	(31)	(311)	(78)
Unrealized loss on commodity contracts	(32,188)	(23,515)	(12,930)	(42,490)
Income tax recovery	11,014	9,846	712	19,100
Net loss for the period	**(22,009)**	**(19,211)**	**(2,014)**	**(36,821)**

(d) Reconciliation of Operational Revenue, Operational Margin and Operational Income

Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the LDCs on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not included in cost of sales for accounting purposes although Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "operational revenue", "operational margin" and "operational income" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business.

Operational revenue, operational margin and operational income are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Universal's method of calculating operational revenue, operational margin and operational income may differ from the methods used by other issuers and, accordingly, Universal's operational revenue, operational margin and operational income may not be comparable to similar measures presented by other issuers. Investors are cautioned that operational revenue, operational margin and operational income should not be construed as alternatives to revenue, gross margin or net income determined in accordance with GAAP as indicators of Universal's performance or to cash flows from operating activities as measures of Universal's liquidity, cash flows or profitability. Universal believes that these are useful measures as they allow Universal to assess its ongoing business and are indicators of Universal's ability to invest in its businesses and continue operations. Universal calculates operational revenue, operational margin and operational income as follows:

Operational revenue - For natural gas, operational revenue is revenue adjusted upward by the dollar amount of "gas delivered in excess of consumption" (natural gas that has been delivered by Universal to LDCs in excess of customer consumption) and adjusted downward by the dollar amount of "gas under delivered" (natural gas that has been

consumed by Universal's customers in excess of that delivered by Universal to the LDCs). For electricity, operational revenue is revenue without adjustment.

Operational margin - For natural gas, operational margin is gross margin adjusted upward for the excess of "deferred revenue" over "gas delivered in excess of consumption" or adjusted downward for the excess of "unbilled revenues" over "gas under delivered". For electricity, operational margin is gross margin adjusted upward for "swap receipts" and downward for "swap payments", which are not included in cost of sales for accounting purposes.

Operational income - Is operational margin reduced by customer acquisition costs and general and administrative expenses.

Gas & Electricity Marketing Operational Revenue, Margin & Income ($000's)	**Three months ended**		**Nine months ended**	
	June 30 2007 $	**June 30 2006 $**	**June 30 2007 $**	**June 30 2006 $**
Revenue				
Canada				
Gas revenue	10,759	2,855	43,897	8,186
Revenue adjustment for gas over/(under) delivered	2,616	1,454	(6,346)	(135)
Gas operational revenue	13,375	4,309	37,551	8,051
Electricity revenue	33,535	13,436	93,462	21,147
Total Canada	*46,910*	*17,745*	*131,013*	*29,198*
United States				
Gas revenue	8,091	713	40,682	713
Revenue adjustment for gas over/(under) delivered	4,606	900	(1,202)	900
Gas operational revenue	12,697	1,613	39,480	1,613
Total operational revenue	59,607	19,358	170,493	30,811
Operational Margin				
Canada				
Gas gross margin	2,055	472	8,331	933
Margin adjustment for gas over/(under) delivered	234	200	(1,476)	3
Gas operational margin	2,289	672	6,855	936
Electricity gross margin	17,640	6,520	45,234	9,389
Less: realized loss on swap contracts	(11,348)	(4,627)	(28,094)	(7,067)
Electricity operational margin	6,292	1,893	17,140	2,322
Total Canada	*8,581*	*2,565*	*23,995*	*3,258*
United States				
Gas gross margin	1,104	234	7,786	234
Margin adjustment for gas over/(under) delivered	760	327	(1,424)	327
Gas operational margin	1,864	561	6,362	561
Total operational margin	10,445	3,126	30,357	3,819
Customer acquisition costs	5,895	5,832	12,494	11,688
General and administrative	4,345	2,280	10,315	5,156
Total Expenses	10,240	8,112	22,809	16,844
Operational income/(loss)	**205**	**(4,986)**	**7,548**	**(13,025)**

The following operational data for the three and nine months ended June 30, 2007 and June 30, 2006 has been prepared by management based on Universal's records.

Selected Operational Data	Three months ended June 30 2007	Three months ended June 30 2006	Nine months ended June 30 2007	Nine months ended June 30 2006
Operational margin per unit				
Ontario - Gas (Cdn$/m3)	0.0704	0.0640	0.0769	0.0467
Ontario - Electricity (Cdn$/kWh)	0.0173	0.0129	0.0168	0.0102
Michigan - Gas (US$/Mcf)	1.5656	3.7489	1.7051	3.7489
Michigan - Gas (Cdn$/m3)	0.0607	0.1486	0.0682	0.1496
Operational margin per RCE ($)				
Ontario - Gas	198.31	180.08	216.46	131.52
Ontario - Electricity	173.08	129.49	168.23	102.07
Michigan - Gas	171.96	420.70	193.00	424.33
Delivered Volume				
Ontario - Gas (m3)	32,492,494	10,489,106	89,158,643	20,033,574
Ontario - Electricity (kWh)	363,523,505	146,191,594	1,018,819,061	227,498,319
Michigan - Gas (Mcf)	1,165,327	132,443	3,294,225	132,443
Consumed Volume				
Ontario - Gas (m3)	25,887,540	6,667,672	104,374,527	20,185,242
Ontario - Electricity (kWh)	363,523,505	146,191,594	1,018,819,061	227,498,319
Michigan - Gas (Mcf)	801,488	57,727	3,411,676	57,727

Note:
"RCE" means a residential customer equivalent, which is a unit of measurement equivalent to 10,000 kWh of electricity on an annual basis or 2,815 m3 of natural gas on an annual basis, which quantities management believes to represent the approximate amounts of electricity and natural gas used annually by a typical residential customer.

(e) Results of Operations

Three and nine months ended June 30, 2007 compared to three and nine months ended June 30, 2006

(i) Revenue and Margin - Canada

Universal continues to experience strong customer growth and continued strong growth in revenue and operational margin as the number of flowing customers increase with each successive reporting period. This is clearly demonstrated by the significant increases in the current period financial ratios in comparison to prior periods.

For the three and nine months ended June 30, 2007 Canadian natural gas revenue was $10.8 million and $43.9 million up 277% and 436% from the prior comparative periods of $2.9 million and $8.2 million. Canadian natural gas for the quarter accounted for 20.5% of total revenue on customer consumption of 25.9 million m^3 of natural gas and for the nine months ended June 30, 2007 accounted for 24.7% of total revenue on customer consumption of 104.4 million m^3. Gross margins for the quarter were $2.1 million, an increase of 335% from the prior comparative quarter. Gross margins for the nine months ended June 30, 2007 were $8.3 million, an increase of 793% from the prior comparative period.

Gas operational revenue for the three and nine months ended June 30, 2007 was $13.4 million and $37.6 million up 210% and 366% from the prior comparative periods on delivered volume of 32.5 million m^3 and 89.2 million m^3. Operational margins for the quarter were $2.3 million, an increase of 241% from the prior comparative quarter. Operational margins for the nine months ended June 30, 2007 were $6.9 million up substantially from the prior comparative period operational margin of $0.936 million. This resulted in a unit operational margin for the quarter of $0.0704 or $198.31 per RCE and for the nine months ended June 30, 2007 a unit operational margin of $0.0769 or $216.46 per RCE.

No revenue has been recorded for the BC market as the gas accounts aggregated to date do not commence flow until November 2007 as part of the terms of the BC market deregulation.

For the three and nine months ended June 30, 2007 Canadian electricity revenue was $33.5 million and $93.5 million up 150% and 342% from the prior comparative periods of $13.4 million and $21.1 million. Canadian electricity for the quarter accounted for 64.0% of total revenue on customer consumption of 363.5 million kWh and for the nine months ended June 30, 2007 accounted for 52.5% of total revenue on customer consumption of 1,018.8 million kWh. Gross margins for the three and nine months ended June 30, 2007 were $17.6 million and $45.2 million up substantially from the prior comparative three and nine month periods of $6.5 million and $9.4 million.

In accordance with GAAP, the electricity gross margin has not been reduced by swap payments totaling $11.3 million for the quarter and $28.1 million for the nine months ended June 30, 2007. The electricity operational margin, which adjusts for swap payments, for the three and nine months ended June 30, 2007 were $6.3 million and $17.1 million up substantially from the prior comparative three and nine month periods of $1.9 million and $2.3 million. This resulted in a unit gross margin for the quarter of $0.0173 per kWh or $173.08 per RCE and for the nine months ended June 30, 2007 a unit gross margin of $0.0168 or $168.23 per RCE.

(ii) Revenue and Margin - United States

For the three and nine months ended June 30, 2007 U.S. natural gas revenue was $8.1 million and $40.7 million. U.S. natural gas for the quarter accounted for 15.5% of total revenue on customer consumption of 0.801 million Mcf of natural gas and for the nine months ended June 30, 2007 accounted for 22.9% of total revenue on customer consumption of 3.4 million Mcf. Gross margin for the quarter was $1.1 million and for the nine months ended June 30, 2007 was $7.8 million.

Gas operational revenue for the three and nine months ended June 30, 2007 was $12.7 million and $39.5 million. Operational margin for the quarter was $1.9 million and for the nine months ended June 30, 2007 were $6.4 million. This resulted in a unit operational margin for the quarter of $1.72 per Mcf or $171.96 per RCE and for the nine months ended June 30, 2007 a unit operational margin of $1.93 per Mcf or $193.13 per RCE. On a Canadian equivalency basis, U.S. operating margin for the three and nine months ended June 30, 2007 was $0.0607 per m^3 and $0.0682 per m^3.

(iii) Revenue and Margin - Combined

On a combined basis (Canada and the United States), Universal's total revenue earned for the three and nine months ended June 30, 2007 were $52.4 million and $178.0 million compared to $17.0 million and $30.0 million for the comparative periods. Gross margin for the three and nine months ended June 30, 2007 were $20.8 million and $61.4 million compared to $7.2 million and $10.6 million for the prior periods. Operational margin for the three and nine months ended June 30, 2007, amounted to $10.4 million and $30.4 million compared to $3.1 million and $3.8 million for the prior periods.

(iv) Selling, General and Administrative Expenses - Combined

Customer acquisition costs, which are commissions paid to Independent Contractors for enrolling new customers and other direct selling expenses, are charged to income in the period in which the customer is contracted by Universal. For the three and nine months ended June 30, 2007 these costs amounted to $5.9 million and $12.5 million and remained consistent with the comparable prior periods of $5.8 million and $11.7 million. For the three and nine months ended June 30, 2007 the average commission paid per Canadian RCE amounted to $91 and $88, respectively, and per U.S. RCE US$67 and US$72, respectively. Also included in customer acquisition costs are commissions and other direct marketing costs in the amount of $1.4 million relating to accounts aggregated in BC and which accounts do not commence flow, and earn revenue, until November 2007.

General and administrative expenses for the three and nine months ended June 30, 2007 increased by $2.0 million and $5.1 million from the prior period's amounts of $2.3 million and $5.2 million. The increase in general and administrative expenses over the prior year was primarily driven by the additional staff and infrastructure required to support Universal's rapidly growing customer base. The significant components of general and administrative expenses for the three and nine months are processing charges (principally LDC processing and other third party processing and data entry fees) - $0.843 million and $2.218 million, salaries and benefits - $1.731 million and $4.098 million, consulting (principally for management services and systems development) - $0.457 million and $1.278 million and rent - $0.201 million and $0.590 million, together totaling $3.232 million and $8.184 million or 75.2% and 79.5% of general and administrative expenses.

(v) Other Income/(Expense)

The realized loss on swap contracts are payments made under electricity swap contracts during the quarter of $11.3 million and for the nine months ended June 30, 2007 of $28.1 million. The unrealized loss on commodity contracts arises from the remaining notional volumes of the electricity swap contracts and crude oil hedges. This represents the estimated amount that Universal would have to pay to dispose of these supply contracts in the market if the swaps and hedges were to be terminated at the respective period end. See "Financial Instruments" in this MD&A.

(f) Customer aggregation

The following table summarizes Universal's customer aggregation for the three and nine months ended June 30, 2007 in the Ontario, BC and Michigan markets.

	Opening RCEs	Additions Q1-2007	Additions Q2-2007	Additions Q3-2007	Total Additions	Attrition	Closing RCEs
Ontario - Gas	42,944	7,147	5,088	4,390	16,625	(5,062)	54,507
Ontario - Electricity	116,900	26,083	23,676	25,061	74,820	(12,661)	179,059
BC - Gas	-	-	-	9,117	9,117	-	9,117
Total Canada	159,844	33,230	28,764	38,568	100,562	(17,723)	242,683
Michigan - Gas	36,309	6,769	4,108	23,861	34,738	(5,834)	65,213
Combined	**196,153**	**39,999**	**32,872**	**62,429**	**135,300**	**(23,557)**	**307,896**
Less: Attrition		(5,653)	(6,910)	(10,994)			
Net new RCE additions		**34,346**	**25,962**	**51,435**			
Cumulative net RCEs		**230,499**	**256,461**	**307,896**			

Total customer additions for the quarter were 62,429 RCEs bringing the total additions for the nine months ended June 30, 2007 to 135,300 RCEs and a total customer base of 331,453 RCEs before attrition. Ontario electricity additions accounted for 25,061 RCEs or 40.1% of total additions for the quarter. Ontario gas additions accounted for 7.1% of additions for the quarter, BC gas accounted for 14.6% and Michigan gas accounted for 38.2% of additions for the quarter. Included in Universal's gross customer additions are 9,117 RCEs enrolled in the recently entered B.C. market which are not scheduled to flow until November 2007 and for which no revenue had yet been recorded for such accounts. Universal continues to be a significant aggregator of electricity accounts in Ontario accounting for over 30% of all new electricity enrollments in Ontario as confirmed by an independent third party company that tracks electricity enrollment data for the Ontario market.

Combined attrition for all markets over the nine-month period ended June 30, 2007 amounted to 23,557 RCEs or 7.1% (9.5% annualized). On a rolling 12-month basis, combined attrition has been under 10%. Ontario gas experienced attrition over the nine-month period of 8.5%, Ontario electricity 6.6% and Michigan gas 8.2%. Attrition experienced in all markets over a 12-month rolling basis were within the range used by management for internal planning purposes which is currently at 12% for Canadian markets and 15% for U.S. markets. Universal continues to monitor all markets to minimize attrition and follows a strict policy of enforcing liquidated damages from customers attempting to exit their contracts.

2. Ethanol (TGF) - Management's Discussion and Analysis

(a) *Overview*

TGF is in the process of constructing an ethanol production facility (the "Belle Plaine Facility") in Belle Plaine, Saskatchewan. The Belle Plaine Facility is designed to produce annually 150 million litres of ethanol along with approximately 165,000 tonnes of dried distillers grain ("DDG"). Ethanol is a clean burning, renewable fuel made from agricultural products such as wheat or corn. Distillers grains are a co-product of wheat and corn based ethanol that are used as animal feed. TGF anticipates that the construction of its ethanol plant will be completed in the fourth quarter of calendar 2007. TGF intends to sell ethanol to gasoline producers and marketers throughout Canada and the United States, primarily as a gasoline additive. TGF also intends to sell distillers grains to the livestock industry throughout Western Canada and the Pacific Northwest. Distribution of the ethanol and distillers grains will primarily be by rail and truck. The Belle Plaine Facility will require approximately 400,000 metric tonnes of wheat per year in order to produce to its nameplate capacity of 150 million litres of ethanol per year.

(b) *Selected Financial Information*

	Three months ended June 30, 2007	**February 2, 2007 to June 30, 2007**
Interest income	$135,145	$248,813
Interest expense	263,469	308,882
General and administrative	394,637	931,580
Amortization of property, plant and equipment	6,912	11,031
Loss on production contracts	150,390	492,858
Unrealized loss on commodity contracts	1,508,150	2,805,443
Future taxes	(707,638)	(1,400,258)
Net loss	$(1,480,775)	$(2,900,723)

(c) *Results of Operations*

TGF is in the construction phase of its Belle Plaine Facility which began in September 2006 and operations are scheduled to commence in December of 2007. The total construction costs incurred to June 30, 2007 amounts to $87.2 million, net of investment tax credits.

For the period from February 2, 2007 to June 30, 2007, TGF realized a net loss of $2,900,723. TGF earned $248,813 of interest on short term investments and incurred interest expense of $308,882 on debentures and wheat growers' loan obligations. General and administrative expenses of $931,580 relate primarily to professional fees and other administration costs. The unrealized loss on commodity contracts arises from the remaining notional volumes of the crude oil hedges. This represents the estimated amount that TGF would have to pay to dispose of these hedge contracts in the market if the hedges were to be terminated at the respective period end. See "Financial Instruments" in this MD&A. The loss on production contracts represents the present value of interest foregone by providing interest-free loans to wheat farmers. Prior to completion, operating revenues, if any, generated by TGF will be used to offset construction and development costs.

3. Liquidity and Capital Resources

At June 30, 2007 the Company had cash of $24.2 million of which $8.2 million is restricted cash. Excluding restricted cash and together with other working capital items the Company had net working capital of $19.7 million, excluding accounts payable to be paid from the proceeds of long-term debt, future taxes and the current portion of the unrealized loss on commodity contracts. In addition to its cash resources, the Company has credit facilities amounting to $5.0 million available to Universal for trade financing on commodity purchases and approximately $100 million available to TGF to be used primarily toward the ethanol plant construction and wheat growers advances. As at June 30, 2007, $17.6 million was drawn against the TGF credit facilities. As the number of Universal customers moving from an enrolled to flowing state continue to increase, Universal will start to receive larger amounts of cash from the underlying margins on these contracts and this will further contribute to the Company's cash resources.

(a) Cash Provided by Operations

Cash provided by operations for the three and nine months ended June 30, 2007 amounted to $11.6 million and $31.8 million compared to a use of cash for the comparable periods of $6.8 million and $15.9 million. This is primarily due to operating margin earned, customer receivable payments and increases in accounts payable.

(b) Cash used in investing activities

A portion of the cash proceeds from the initial public offering was used to purchase Universal and TGF as discussed under "Selected Financial Highlights". The property, plant and equipment of $31.7 and $47.0 million for the three and nine months ended June 30, 2007, respectively, were primarily expenditures relating to the ethanol plant construction.

(c) Financing activities

The financing activities for the three and nine months ended June 30, 2007 relate to the Company's initial public offering and acquisition of Universal and TGF. This is discussed under "Selected Financial Highlights of the Company" in this MD&A. In addition, TGF issued debentures under the debenture purchase agreement.

(d) Long-Term Liabilities

The unrealized loss on commodity contracts of $89.6 million (current portion - $32.8 million) is the estimated amount that Universal and TGF would pay to dispose of their commodity and hedge contracts in the market as at June 30, 2007. These liabilities are marked to market and any changes to the fair value are recorded in other income/(expense). See "Financial Instruments" of this MD&A for further details. The commodity financing facility of $7.6 million (current portion - $4.2 million) relates to advances made by TGF to the wheat growers under contract.

(e) Contractual obligations

In the normal course of business, the Company is obligated to make future payments under various non-cancellable contracts and other commitments. The payments due by period are set out in the following table.

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Premises and vehicles under lease	4,018,441	306,089	3,052,127	660,225	-
Natural gas purchase commitments	427,445,806	22,696,170	307,710,192	97,039,444	-
EPC and Delta-T contracts	61,106,750	61,106,750	-	-	-
Production contracts	64,923,826	831,245	64,092,581	-	-
Total	557,494,823	84,940,254	374,854,900	97,699,669	-

For a description of the Company's obligations under electricity swap contracts and other hedging instruments see "Financial Instruments" in this MD&A.

4. Transactions with Related Parties

During the three and nine months ended June 30, 2007 the Company entered into various transactions with related parties as follows:

(a) Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Gas purchase agreement

Universal entered into the natural gas purchase and sale agreement ("Gas Purchase Agreement") with Sempra

on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

On February 2, 2007 UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which are on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra); and Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

During the three and nine months ended June 30, 2007, Universal made natural gas purchases under the agreement totaling $22,027,652 (2006 - $4,643,463) and $63,569,769 (2006 - $8,090,221). Included in accounts payable at June 30, 2007 is the amount owing of $7,322,301.

(ii) Electricity swap agreement

Universal entered into the electricity swap master agreement ("Electricity Swap Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of electricity swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a contract termination event, the non-defaulting party has the right to immediately, for so long as the contract termination event is continuing: suspend its performance under electricity swaps then outstanding; or liquidate and terminate the electricity swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three and nine months ended June 30, 2007 Universal entered into electricity swaps under the agreement totaling $11,347,754 (2006 - $6,274,941) and $28,129,633 (2006 - $9,273,817). Included in accounts payable as at June 30, 2007 is the amount owing of $4,022,355.

In addition, the Gas Purchase Agreements and the Electricity Swap Agreement contain margin requirements that commence on February 2, 2009 and covenants on the payment of dividends and on the making of investments. These agreements terminate on June 30, 2010.

(b) For the three and nine months ended June 30, 2007 Universal incurred expenses amounting to $393,612 (2006 - $123,279) and $568,318 (2006 - $205,462) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable as at June 30, 2007 is an amount owing of $5,619.

(c) For the three and nine months ended June 30, 2007 Universal paid $1,081,174 (2006 - $1,551,258) and $3,547,385 (2006 - $3,649,867), to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, for the three and nine months ended June 30, 2007 Universal made commission advances of $166,006 (2006 – $Nil) and $181,969 (2006 – $Nil) to shareholder-distributors to support marketing activities. These advances are deducted from future commissions earned by the shareholder-distributors.

(d) For the three and nine months ended June 30, 2007 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $35,101 (2006 - $34,517) and $104,718 (2006 - $103,793).

(e) TGF has entered into a credit support agreement with a related party that allows TGF to enter into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The credit facility will be phased out shortly after the plant is commissioned and operational. At June 30, 2007 the amount owing under this credit facility is $109,500.

These transactions were conducted in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

5. Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates. The following assessment of critical accounting estimates is not meant to be exhaustive.

(a) Electricity revenue recognition

Based on a customer's historical usage and other parameters, Universal estimates the customer's current monthly electricity consumption using a computer driven model for the purpose of recognizing revenue and for assessing supply commitments. The estimates are adjusted monthly to reflect actual consumption which is generally available within three months. If this estimate of consumption is not reliable Universal could overstate or understate its electricity revenue.

Universal's estimate of its customers' current monthly electricity consumption is used to determine electricity revenue, which is disclosed in the Company's unaudited interim consolidated statement of operations as "Revenue - Electricity". The estimate is also used to determine Universal's cost of sales, which is disclosed on the Company's unaudited interim consolidated statement of operations as "Cost of Sales — Electricity". The net amount of electricity revenue less the cost of sales is recorded on the Company's unaudited interim consolidated balance sheet as "Current Assets — Accounts Receivable". This accounting estimate was first implemented for the year ended September 30, 2006.

(b) Fair value of derivative financial instruments

Universal enters into contracts with customers to provide electricity at fixed prices. These contracts expose Universal to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Universal uses derivative financial contracts to secure fixed prices in respect of commodity supply matching its delivery obligations. Universal will hedge the estimated consumption requirements of its customers with offsetting volumes of electricity at fixed prices for terms equal to those of the customer contracts. The value of electricity contracts requires judgment and is based on market prices or management's best estimates if there is no market and/or if the market is illiquid.

The fair value of Universal's derivative financial instruments (which is currently limited to Electricity Swaps) is significantly influenced by the variability of forward spot prices for electricity. Period to period changes in forward spot prices for electricity could cause significant changes in the marked-to-market valuation of these derivatives. This accounting estimate was first implemented for the year ended September 30, 2006.

TGF has entered into crude oil hedges to mitigate the risk exposure of the company to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The fair value of TGF's hedges is influenced by the variability of forward spot prices for West Texas Intermediate ("WTI") traded on NYMEX. Period to period

changes in forward spot prices for WTI could cause significant changes in the marked-to-market valuation of these derivatives transaction that have been entered into. This accounting estimate was implemented in the current fiscal year.

6. Controls and Procedures

(a) Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, as defined by Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing* ("**MI 52-109**"), to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the President, Electricity and Gas Marketing, in the capacity of Chief Executive Officer for these purposes ("**CEO**") and the Chief Financial Officer ("**CFO**") by others within those entities, particularly during the period in which the interim filings are being prepared.

(b) Internal Control over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting, as defined under MI 52-109, that occurred during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. The Company's subsidiary, TGF, is a development stage enterprise, currently engaged in the development and construction of an ethanol plant in Belle Plaine, Saskatchewan and as such is still in the process of establishing its systems and internal controls.

(c) Limitations on the Effectiveness of Disclosure Controls and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, do not expect that the Company's disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

7. Changes in accounting policies and recent accounting pronouncements

Effective October 1, 2006, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, non-financial derivatives and embedded derivatives, and describe when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. Under these new standards, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are initially recorded on the balance sheet at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. The effective interest related to the financial liabilities and the gain or loss arising from the change in the fair value of a financial asset or liability classified as held-for-trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss is recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income.

8. Financial Instruments

Universal has entered into electricity contracts with customers to provide electricity at fixed prices. The electricity contracts expose Universal to changes in market prices of electricity and consumption as Universal is obligated to the electricity LDC at the floating rate paid by the LDC for the electricity consumed by its customers. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer Electricity Contracts.

The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market in the unlikely event that Universal was required to dispose of its electricity swap contracts. Universal has estimated the value of electricity swap contracts using a discounted cash flow method which employs market forward price curves.

At June 30, 2007, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	7,427,813 MWh
Maturity dates	July 1, 2007 to December 31, 2012
Fixed price per MWh	$60.77 to $86.79
Fair value	$86,812,195 unfavourable
Remaining notional value	$535,753,542

The realized loss on swap contracts during the three and six months ended June 30, 2007 of $11,347,754 (2006 - $4,627,236) and $28,093,745 (2006 - $7,066,656) represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

TGF has entered into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. Transactions entered into for the reporting period are summarized below:

Transaction	Term	Floor Price $US/bbl	Cap Price $US/bbl	Volume	Settlement Mechanism	Fair Value $
Costless Collar	Calendar 2008	$60.00	$74.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(673,209)
Costless Collar	Calendar 2008	$55.00	$71.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,076,061)
Costless Collar	Calendar 2009	$65.00	$73.50	1,000 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,056,173)
TOTAL						(2,805,443)

The current and non-current components of the unrealized loss on commodity contracts are shown below:

	June 30, 2007 $	September 30, 2006 $
Current portion of unrealized loss on commodity contracts	32,821,893	12,050,535
Non-current portion of unrealized loss on commodity contracts	56,795,745	61,831,804
Total unrealized loss on commodity contracts	89,617,638	73,882,339

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and commodity trade financing approximate their fair values due to their short-term liquidity.

9. Risks and uncertainties

The Company is subject to a number of risk and uncertainties that could have a material adverse effect on the results of operations, business prospects, financial condition, and the trading price of the Company. A comprehensive discussion of these risks can be found in the Company's prospectus dated January 26, 2007 which is available from SEDAR through its website at www.sedar.com. There have been no material changes for the period January 26, 2007 to June 30, 2007 that require an update to the discussion of the applicable risks found in the Company's prospectus.

These risks include: (i) risks relating to the Company's retail electricity and natural gas business, including risks relating to: Universal's inability to contract for supply of natural gas and electricity swap agreements; Universal's reliance on Sempra; hedging, balancing and market risks relating to matching the estimated electricity and natural gas requirements of Universal's customers; volatility of commodity prices; the enforcement of Universal's energy supply contracts; the availability of credit; changes in the legislative and regulatory environment; energy trading inherent risks; Universal's dependence on its management information system; Universal's dependence on LDCs; Universal's ability to compete with its competitors; Universal's reliance on its independent contractors; Universal's ability to renew energy supply contracts at the expiration of their terms; customer attrition; customers choosing other energy sources; exposure to fluctuations in currency exchange rates; dependence on key personnel; and Universal's limited operating history; (ii) risks relating to the Company's ethanol business, including risks relating to: the possibility that there are inaccurate assumptions in TGF's business plan; TGF's reliance on the contractor retained to construct the Belle Plaine Facility; defective material, workmanship or process engineering affecting the Belle Plaine Facility; construction or operational delays; the condition of the construction site on which the Belle Plaine Facility is being constructed; TGF's dependence on the Belle Plaine Facility; TGF's reliance on intellectual property rights and proprietary technology; third party claims for infringement in respect of certain proprietary technology to be used by TGF; cost overruns at the Belle Plaine Facility; TGF's limited operating history; TGF's dependence on commodity prices, including the spread between ethanol and wheat prices, TGF's sensitivity to wheat prices and supply, TGF's sensitivity to natural gas prices and supply, TGF's sensitivity to gasoline prices and demand, sensitivity of distillers grain prices to the price of other commodity products and seasonal fluctuations affecting commodity prices; TGF's reliance on third party service providers; TGF's dependence on federal and provincial legislation and regulations; the uncertainty regarding the long term use of ethanol; the existence of excess supplies of ethanol; TGF's inability to compete with its competitors; TGF's inability to execute its expansion strategy; TGF's inability to execute future acquisitions successfully or at all; TGF's use of hedging transactions and other risk management strategies; changes to environmental, health and safety laws and regulations and potential exposure to environmental, health and safety liabilities; disruptions to infrastructure on which TGF relies or to the supply of fuel or natural gas; TGF's dependence on its key personnel; technological advances that make the Belle Plaine Facility less efficient or obsolete; TGF's use of leverage and obligation to comply with restrictive covenants; TGF's obligation to service its debt and exposure to variations in interest rates; and TGF's exposure to fluctuations in currency exchange rates; and (iii) general risks , including risks relating to: the Company's obligation and potential inability to comply with financial reporting and other continuous disclosure requirements and securities legislation; the Company's inability to acquire financing in the future; the existence of conflicts of interest pertaining to the Company's directors and officers; income tax matters; the Company's dependence on its subsidiaries; increases in operating costs; the existence of potential unknown liabilities in connection with the Acquisitions; the Company's lack of an operating history as a public company; future sales of common shares by significant shareholders negatively affecting the market price of the common shares; the issuance of common shares from treasury in the future diluting investors' interest in the Company; the limited ability of the Company to recover from the selling shareholders for breaches of the acquisition agreements pursuant to which it acquired Universal and TGF; and the possibility that the market price of the common shares will be unpredictable and volatile.

10. Outlook

(a) Universal

The operational margins which Universal has secured with existing customers over the next five-year period are expected to exceed its projected selling and administrative costs and to generate pretax profits. Operational margins are substantially fixed based on the contracted price in the energy contracts against the price payable under the natural gas supply and electricity swaps arranged by Universal. Universal must manage natural gas balancing arising from the difference between its hedged supply and actual usage and electricity usage in excess of the amounts that it balances under the electricity contracts. Further, it must manage customer attrition to allow it to maintain expected operational margin per RCE. Management believes that balancing and attrition can be managed so as not to materially

affect operational margin per RCE. Furthermore, through marketing programs Universal expects to add new customers and accordingly increase its revenues and aggregate operational margins. Universal expects that the funding requirements related to new growth including planned expansion into new markets will be funded by cash flow from operations and working capital.

Universal continues to expand into new and profitable markets. In April 2007, Universal commenced marketing to residential natural gas customers in Michigan. Thus far sales to Michigan residential customers are strong, having netted 21,625 RCEs for this quarter. In May 2007, Universal commenced marketing in British Columbia. With the introduction of the Gas Customer Choice Program, effective May 1, 2007, residential and small commercial customers in British Columbia are now able to acquire natural gas for their premises directly from energy marketers. Sales in BC continue as expected with a total of 9,117 RCEs aggregated to June 30, 2007.

Universal continues to assess customer growth opportunities by looking at new markets such as Texas and New York.

(b) TGF

The construction of TGF's Belle Plaine Facility has completed its ninth month and overall the project is tracking well to be on time and on budget. TGF has commenced the recruitment of key staff members and will continue to expand the team progressively in anticipation of plant completion and commissioning. Grain receiving facilities at the Belle Plaine Facility will be activated over the course of the next few months to meet delivery schedules of contracted grain supply. TGF anticipates that the construction of the Belle Plaine Facility will be completed by December 2007 with plant commissioning and ethanol production commencing early in 2008.

11. Additional Information

Additional information relating to the Company, including the Company's AIF, when filed, is available on SEDAR (www.sedar.com) and on the Company's website at www.universalenergy.ca.

File No. 82-35092


UNIVERSAL ENERGY
G R O U P

Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2007

UNIVERSAL ENERGY GROUP LTD.

Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2007

(Unaudited)

Table of Contents

UNIVERSAL ENERGY GROUP LTD.

Consolidated Balance Sheet

		June 30 2007 (Unaudited) $	September 30 2006 (Audited) $
ASSETS			
Current Assets			
Cash	Note 7	24,156,181	2,974,924
Accounts receivable		24,016,878	17,351,498
Holdbacks and deposits	Note 8	7,840,341	1,262,551
Gas over delivered		3,002,337	7,649,476
Current portion of production contract advances		3,818,879	-
Current portion of future taxes		12,637,872	5,555,693
		75,472,488	34,794,142
Property, plant and equipment	Note 9	89,530,902	1,518,829
Future taxes		24,632,524	25,917,625
Production contract advances		3,167,110	-
Intangible assets		1,030,000	-
Goodwill		70,459,563	-
		264,292,587	**62,230,596**
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities		44,265,403	6,734,363
Current portion of commodity financing facility	Note 10	4,163,288	5,779,353
Deferred gas revenues		3,383,283	10,931,434
Current portion of unrealized loss on commodity contracts	Note 16	32,821,893	12,050,535
		84,633,867	35,495,685
Commodity financing facility	Note 10	3,452,738	-
Unrealized loss on commodity contracts	Note 16	56,795,745	61,831,804
Debentures	Note 10	9,968,000	-
		154,850,350	**97,327,489**
SHAREHOLDERS' EQUITY			
Share capital	Note 11	247,793,583	25,001,000
Contributed surplus	Note 11	1,573,617	-
Deficit		(139,850,584)	(60,096,802)
Accumulated other comprehensive income/(loss)		(74,379)	(1,091)
		109,442,237	**(35,096,893)**
Commitments	Note 15		
		264,292,587	**62,230,596**

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director

(Signed) "Tim J. LaFrance" Director

Consolidated Statement of Deficit

For the nine months ended June 30

(Unaudited)

		2007 $	2006 $
Deficit, beginning of period		(60,096,802)	(395,462)
Deemed distribution on acquisition of Universal	Note 3	(73,425,003)	-
Net loss for the period		(6,328,779)	(36,820,627)
DEFICIT, END OF PERIOD		**(139,850,584)**	**(37,216,089)**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income/(Loss) and Accumulated Other Comprehensive Income/(Loss)

For the nine months ended June 30

(Unaudited)

	2007 $	2006 $
Net loss for the period	(6,328,779)	(36,820,627)
Other comprehensive income:		
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(73,288)	23,481
Other comprehensive income/(loss)	(73,288)	23,481
Comprehensive income/(loss)	**(6,402,067)**	**(36,797,146)**
Accumulated other comprehensive income/(loss), beginning of period	(1,091)	-
Other comprehensive income/(loss)	(73,288)	23,481
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), END OF PERIOD	**(74,379)**	**23,481**

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY GROUP LTD.

Consolidated Statement of Operations

		For the three months ended June 30		For the nine months ended June 30	
		2007 (Unaudited)	2006 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)
		$	$	$	$
REVENUE					
Gas		18,849,355	3,567,992	84,579,051	8,899,400
Electricity		33,535,397	13,436,238	93,461,923	21,146,847
		52,384,752	17,004,230	178,040,974	30,046,247
COST OF SALES					
Gas		15,691,340	2,861,996	68,462,540	7,731,786
Electricity		15,895,290	6,915,867	48,228,411	11,757,730
		31,586,630	9,777,863	116,690,951	19,489,516
GROSS MARGIN		20,798,122	7,226,367	61,350,023	10,556,731
EXPENSES					
Customer acquisition costs		5,894,998	5,831,946	12,494,423	11,688,436
General and administrative		4,824,195	2,279,961	11,417,261	5,156,166
Stock-based compensation	Note 12	777,176	-	1,573,617	-
Interest expense		263,469	-	308,882	-
Amortization of property, plant and equipment		124,332	31,344	321,928	77,543
		11,884,170	8,143,251	26,116,111	16,922,145
Income/(loss) before other income/(expense)		8,913,952	(916,884)	35,233,912	(6,365,414)
OTHER INCOME/(EXPENSE)					
Investment income		469,779	1,911	674,257	1,911
Loss on production contracts		(150,390)	-	(492,858)	-
Realized loss on swap contracts	Note 16	(11,347,754)	(4,627,236)	(28,093,745)	(7,066,656)
Unrealized loss on commodity contracts	Note 16	(33,695,679)	(23,514,758)	(15,735,299)	(42,490,437)
		(44,724,044)	(28,140,083)	(43,647,645)	(49,555,182)
Loss before income tax		(35,810,092)	(29,056,967)	(8,413,733)	(55,920,596)
Income tax/(recovery)		(11,701,489)	(9,846,031)	(2,084,954)	(19,099,969)
NET LOSS FOR THE PERIOD		**(24,108,603)**	**(19,210,936)**	**(6,328,779)**	**(36,820,627)**
Basic earnings/(loss) per share	Note 13	(0.66)	(1.25)	(0.24)	(4.39)
Diluted earnings/(loss) per share	Note 13	(0.66)	(1.25)	(0.24)	(4.39)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

		For the three months ended June 30		For the nine months ended June 30	
		2007	2006	2007	2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period		(24,108,603)	(19,210,936)	(6,328,779)	(36,820,627)
Items not affecting cash:					
Amortization of property, plant and equipment		124,332	31,344	321,928	77,543
Stock-based compensation		777,176	-	1,573,617	-
Loss on production contracts		150,390	-	492,858	-
Unrealized loss on commodity contracts		33,695,679	23,514,758	15,735,299	42,490,437
Future taxes		(12,296,667)	(9,834,063)	(2,593,641)	(19,088,001)
		(1,657,693)	(5,498,897)	9,201,282	(13,340,648)
Changes in non-cash working capital items:					
Accounts receivable		(3,061,200)	(5,797,110)	2,230,451	(10,360,005)
Gas over/(under) delivered		(6,228,144)	(1,827,294)	4,647,139	(434,768)
Deferred/(unbilled) gas revenues		7,222,070	2,353,708	(7,548,151)	764,889
Holdbacks and deposits		106,021	(143,272)	(2,053,079)	(143,272)
Accounts payable and accrued liabilities		15,183,745	4,083,458	25,317,840	7,602,639
Cash provided by/(used in) operating activities		11,564,799	(6,829,407)	31,795,482	(15,911,165)
CASH FLOWS USED IN INVESTING ACTIVITIES					
Acquisition of TGF, net	Note 3	-	-	(32,221,894)	-
Acquisition of Universal	Note 3	-	-	(73,425,003)	-
Property, plant and equipment		(31,717,564)	(100,170)	(46,982,475)	(247,655)
Cash used in investing activities		(31,717,564)	(100,170)	(152,629,372)	(247,655)
CASH FLOWS FROM FINANCING ACTIVITIES					
Class C and special shares issued		-	7,699,750	10	19,200,000
Repayments to shareholders		-	24,250	-	(2,842,941)
Proceeds from initial public offering	Note 3	-	-	143,750,013	-
Share issue costs	Note 3	(35,412)	-	(11,629,588)	-
Debentures issued		9,968,000	-	9,968,000	-
Cash provided by financing activities		9,932,588	7,724,000	142,088,435	16,357,059
Unrealized gain/(loss) on foreign exchange translation		(17,265)	23,603	(73,288)	23,486
NET INCREASE/(DECREASE) IN CASH		**(10,237,442)**	**818,026**	**21,181,257**	**221,725**
CASH, BEGINNING OF PERIOD		**34,393,623**	**1,105,333**	**2,974,924**	**1,701,634**
CASH, END OF PERIOD		**24,156,181**	**1,923,359**	**24,156,181**	**1,923,359**
Supplemental information:					
Property, plant and equipment in accounts payable		29,614,635	-	29,614,635	-
Interest paid		263,469	34,876	314,667	40,937

See accompanying notes to consolidated financial statements.

Notes to Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2007

(Unaudited)

1. **Interim financial statements**

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim consolidated financial statements. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore should be read in conjunction with Universal Energy Corporation's ("Universal") audited consolidated financial statements for the year ended September 30, 2006.

2. **Organization**

Universal Energy Group Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The Company was formed to participate in the retail electricity and natural gas industries and the ethanol industry through the acquisition of Universal Energy Corporation and Terra Grain Fuels Inc.

Universal is incorporated under the laws of the Province of Ontario and is licensed by the Ontario Energy Board as an electricity retailer and natural gas marketer and by the British Columbia Utilities Commission as a gas marketer. Universal's wholly owned subsidiary, Universal Gas & Electric Corporation ("UGE"), is incorporated pursuant to the General Corporation Law of the State of Delaware. UGE is licensed as an alternative gas supplier by the Michigan Public Service Commission. Terra Grain Fuels Inc. ("TGF") is incorporated under the Canada Business Corporations Act.

3. **Initial public offering and business acquisition**

On January 26, 2007, the Company filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and the Company received gross proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007. The Company incurred issue costs of $11,629,588 and a future tax benefit in the amount of $3,887,153 has been recorded on such costs.

On closing, the Company purchased all of the issued and outstanding shares and promissory notes of TGF for cash of $37,825,002 and 7,889,545 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the TGF shares and promissory notes amounted to $124,609,997.

Also, on closing, the Company purchased all of the issued and outstanding shares of Universal for cash of $73,425,003 and 15,314,999 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the Universal shares amounted to $241,889,992.

The business combination will be accounted for as a reverse takeover of the Company by Universal and the acquisition of TGF by Universal using the purchase method as follows:

(a) The acquisition of TGF by Universal recorded at the exchange amount of $124,609,997 which is the fair value of the consideration given to acquire the TGF shares and promissory notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The acquisition has been accounted for by the purchase method with the results of operations included in these interim consolidated financial statements from the date of acquisition. The allocation of the excess of fair value over net book value has been attributed as follows:

	$
Net assets acquired:	
Net working capital (includes cash of $5,603,108)	12,589,803
Property, plant and equipment	41,351,526
Production contract advances	1,184,621
Intangible assets	1,030,000
Goodwill	70,459,563
	126,615,513
Less: Commodity financing facility	(1,321,800)
Less: Future tax liability	(683,716)
	124,609,997
Consideration:	
Cash	37,825,002
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,609,997

(b) The net equity of the Company is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(c) The payment to the existing Universal shareholders of $73,425,003 has been recorded as a deemed distribution and charged directly to the deficit.

4. Operations

The Company operates its electricity and gas marketing business through its wholly-owned subsidiary, Universal, and its ethanol business through its wholly-owned subsidiary, TGF. Universal sells price protected electricity and fixed price natural gas contracts to Ontario residential, small to mid-sized commercial and small industrial customers. Through its subsidiary, UGE, Universal sells fixed priced natural gas contracts to residential, small to mid-sized commercial and small industrial customers in Michigan. Universal's customers reduce or eliminate their exposure to price volatility for electricity and natural gas by fixing their commodity cost under fixed price contracts for a period of up to five years. Universal's policy is to match the estimated commodity requirements of its customers by purchasing offsetting notional or physical volumes of electricity and natural gas at fixed prices for the term of its related customer contracts.

TGF is currently constructing an ethanol production facility in Belle Plaine, Saskatchewan (the "Belle Plaine Facility"). The Belle Plaine Facility's planned annual capacity is approximately 150 million litres of ethanol along with dried distillers grains. TGF anticipates that the construction of the Belle Plaine Facility will be completed by December 2007 with plant commissioning and ethanol production commencing early in 2008.

5. Summary of significant accounting policies

(a) ***Change in accounting policies***

Effective October 1, 2006, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3251, "Equity"; Section 3855, "Financial Instruments – Recognition and Measurement"; Section 3861, "Financial Instruments – Disclosure and Presentation"; and Section 3865, "Hedges". These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, non-financial derivatives and embedded derivatives, and describe when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. Under these new standards, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-

sale financial assets or other financial liabilities. All financial instruments are initially recorded on the balance sheet at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. The effective interest related to the financial liabilities and the gain or loss arising from the change in the fair value of a financial asset or liability classified as held for trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss is recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income.

The Company has classified its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable, holdbacks and deposits and production contract advances are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method. Commodity financing facilities and debentures are classified as other financial liabilities and is measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three and nine months ended June 30, 2007.

The foreign currency translation adjustment on self-sustaining, foreign operations as at September 30, 2006 presented in the consolidated balance sheet has been reclassified to accumulated other comprehensive income/(loss).

To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts. These electricity derivative financial contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer electricity contracts. The contracts to manage electricity price exposure are treated as derivatives and are measured at fair value. The gains or losses in fair value relating to these fixed-for-floating swaps are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations.

To reduce its exposure to downward movement in oil prices, TGF agrees with a counterparty to use financial derivative contracts which include caps and collars with a floor, where for every price of West Texas Intermediate ("WTI") in the range, the market price of WTI is received. These contracts are treated as derivatives and are measured at fair value. The gains or losses in fair value relating to these derivatives are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations in unrealized gain/(loss) on commodity contracts.

CICA Handbook Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Currently there are no identified embedded derivatives that require any changes in fair value to be recognized in the interim consolidated financial statements of the Company.

*(b) **Principles of consolidation***

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the accounts of the Company and its subsidiaries, Universal and TGF. Intercompany balances and transactions are eliminated on consolidation.

*(c) **Use of estimates***

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, valuation techniques such as those used in the preparation of fair values are significantly affected by the assumptions used and the amount and timing of estimates. The aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts.

(d) ***Cash***

Cash comprises cash on hand and cash equivalents. Cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(e) ***Gas over delivered/Deferred gas revenues and Unbilled revenues/Gas under delivered***

Natural gas is delivered to local distribution companies ("LDCs") in equal monthly amounts. Natural gas delivered to LDCs in excess of consumption by customers (gas over delivered) is stated as an asset at the lower of cost and net realizable value. Collections from LDCs in advance of customer consumption of natural gas result in a liability shown as deferred gas revenues.

Unbilled revenues result in an asset when customers consume more natural gas than has been delivered to LDCs and is stated at realizable value. Gas under delivered represents Universal's obligation to the LDCs with respect to natural gas consumed by customers in excess of that delivered to the LDCs. Natural gas under delivered is valued at the average cost of natural gas purchases made during the period in which the under delivery occurs.

Due to the seasonality of operations, during the winter months, customers typically consume more natural gas than the amount of natural gas that Universal delivers to the LDCs, resulting in the recognition of unbilled revenues/gas under delivered. However, in the summer months, customers consume less natural gas than Universal delivers to LDCs, resulting in the recognition of natural gas over delivered/deferred gas revenues.

(f) ***Property, plant and equipment***

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets, as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Straight line	5 years
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease

In the year of acquisition, amortization is taken at one-half of the above rates.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer amortized. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

All direct costs related to development of the Belle Plaine Facility to date are considered pre-operating and are capitalized, including the costs of consulting for the design and engineering for the Belle Plaine Facility. When commercial production begins, these capitalized costs will be amortized over the estimated useful life of the Belle Plaine Facility.

(g) ***Goodwill***

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, goodwill is not considered to be impaired, and the second step of the impairment test is not necessary. When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of goodwill is determined in the same manner as followed on a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value

of goodwill. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(h) ***Intangible assets***

The Company uses the provisions of the CICA Handbook Section 1581, "Business Combinations" and section 3062, "Goodwill and other Intangible Assets" to determine the value of intangible assets acquired in an acquisition. In determining the value, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. Intangible assets that have a definite life are amortized on a straight line basis over the life of the underlying asset and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

(i) ***Derivative instruments***

(i) *Electricity*

Universal has entered into contracts with customers to provide electricity at fixed prices ("customer electricity contracts"). The customer electricity contracts expose Universal to changes in market prices of electricity and consumption levels as Universal is obligated to pay the LDCs the floating rate for electricity supplied by the LDCs to Universal's customers. To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer contracts.

(ii) *Gas*

Universal has entered into contracts with customers to provide natural gas at fixed prices ("customer gas contracts"). The customer gas contracts expose Universal to changes in market prices of natural gas and consumption levels. To reduce its exposure to changes in commodity prices, Universal purchases matching quantities of natural gas at fixed prices for equivalent terms to offset its delivery requirements under its customer gas contracts.

(iii) *Ethanol*

TGF has entered into crude oil hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction.

Unrealized changes in the fair value of the electricity swaps and crude oil hedges, generally referred to as marked to market gains/(losses), are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations. The gas purchase contracts and the gas and electricity customer contracts are accounted for as executory contracts.

(j) ***Foreign currency translation***

The Company's currency of measurement in its interim consolidated financial statements is the Canadian dollar. Its U.S. subsidiary is considered a self-sustaining foreign operation. Assets and liabilities are translated into the reporting currency at the exchange rate in effect at the consolidated balance sheet date. Revenue and expense items are translated into the reporting currency at the average rates of exchange in effect for the period. Gains or losses on translation are deferred and reported as a component of accumulated other comprehensive income.

(k) ***Revenue recognition***

Universal delivers electricity and/or natural gas to end-use customers who have entered into long-term fixed price or price protected contracts. Universal recognizes revenue when the delivered electricity and/or natural gas is consumed by the end-use customer.

(l) ***Customer acquisition costs***

Universal incurs commissions and other direct selling expenses to acquire customers. Commissions are charged to income in the period in which the customer is acquired. Other direct selling expenses are charged to income as incurred.

(m) ***Stock-based compensation***

(i) Stock options

The Company follows the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and uses the fair value method to account for the cost of the stock options granted to employees and officers. The Company determines the fair value of the stock options on their grant date and records the fair value as compensation expense on a straight line basis over the period the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amounts of the proceeds, together with the amounts recorded in contributed surplus, are recorded in share capital. The fair value of these stock options is determined using the Black-Scholes options-pricing model.

(ii) Restricted share units

For equity-settled restricted share units ("RSUs"), stock-based compensation, representing the underlying value of the common shares of the Company at the date of grant of the RSUs, is recognized on a straight line basis over the vesting period. The measurement of the compensation costs for these awards is based on the fair value of the award at the grant date and is recorded as a charge to operating income over the vesting period of the award.

(n) ***Income taxes***

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year of enactment or substantive enactment of such tax rates.

6. Seasonality of operations

Universal's operations are seasonal. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in December through March and June through August and is lowest in April through May and September through November. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to the utilities a pre-determined fixed amount of natural gas per month and receives payment for the delivered amount irrespective of actual customer consumption. Natural gas pools are rebalanced annually. The seasonality of customers' electricity consumption creates variability in monthly cash flow as electricity is consumed upon delivery and payments received from LDCs are based on consumption.

7. Cash

Included in cash is restricted cash of:

(a) $325,608 representing rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator. Universal is obligated to disburse the monies to eligible end-use customers in accordance with the applicable regulatory requirements;

(b) $2,798,359 representing monies contained in a blocked account in accordance with Universal's electricity and natural gas agreements with Sempra Energy Trading Corp. ("Sempra") (See Note 14(a)); and

(c) $5,000,000 of restricted cash as provided for in the credit facility with a syndicate of Canadian lenders (See Note 10(a)), to be held for cost overruns related to construction of the Belle Plaine Facility and debt servicing shortfalls. Upon issuance of a certificate of substantial performance by TGF and the Contractor related to the Belle Plaine Facility, the restriction will be reduced to $3,000,000 for debt servicing requirements. A portion of the restricted cash, $767,332, as at June 30, 2007, is in a separate account and is held as security against the cash advances made under the production contracts (See Note 15(f)).

8. Holdbacks and deposits

Universal's monthly remittance from the Michigan utilities is the lesser of 110% of the utilities' Gas Cost Recovery factor ("GCR") and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the utility. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year. As at June 30, 2007 the accumulated amount of the Michigan utilities holdback was $5,514,559.

As part of the engineering, procurement, and construction ("EPC") contract, TGF paid Ellis Don/VCM a mobilization deposit in the amount of $6,490,000. TGF recovers this deposit as a credit against monthly construction progress invoices. As at June 30, 2007 the balance of this deposit was $2,325,782.

9. Property, plant and equipment

June 30, 2007		Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware		757,288	218,634	538,654
Computer software		195,801	40,335	155,466
Furniture and fixtures		820,844	204,504	616,340
Office equipment		430,813	76,872	353,941
Leasehold improvements		414,524	74,892	339,632
Land		299,192	-	299,192
		2,918,462	615,237	2,303,225
Belle Plaine Facility under development	Note 15(d)	87,227,677	-	87,227,677
		90,146,139	615,237	89,530,902

September 30, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	455,037	105,202	349,835
Computer software	150,000	15,000	135,000
Furniture and fixtures	676,396	97,933	578,463
Office equipment	273,624	30,283	243,341
Leasehold improvements	235,767	23,577	212,190
	1,790,824	271,995	1,518,829

10. Credit facilities

Sempra provides commodity trade financing to Universal. The commodity financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. During the three and nine months ended June 30, 2007 interest paid under this facility amounted to $Nil (2006 - $34,876) and $36,567 (2006 - $40,937). The amount owing under this facility as at June 30, 2007 is $Nil.

TGF has arranged the following credit facilities to finance the construction of the Belle Plaine Facility and to provide advances to wheat growers under production contracts:

(a) A credit facility of up to $50,000,000 with a syndicate of Canadian lenders. The term of the facility is the construction period (up to 16 months) plus a term of up to 5 years starting the earlier of (i) the date on which a

certificate of substantial performance is issued by TGF and the Contractor or (ii) six months from last drawdown (the "Term Conversion Date"). Interest only will be charged on the loan during the construction period until the Term Conversion Date. Blended monthly principal and interest payments will be made thereafter sufficient to amortize the loan over 10 years. The interest rate is prime plus 2% during the construction period and prime plus 1% after construction. TGF has the right to convert to a fixed interest rate. Security for the credit facility includes a first priority security interest on all assets and undertakings of TGF plus a general security interest on all other current and after acquired assets of TGF. The credit facility includes certain financial covenants the more significant of which relate to working capital, debt to equity ratio, debt service coverage and minimum shareholders' equity. As at June 30, 2007 no draws have been made against this facility.

(b) A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000,000 aggregate principal amount of debentures. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly over the first year and quarterly principal and interest payments made beginning on completion of the Belle Plaine Facility (or August 25, 2008 if earlier) in the amount of $24.99 per $1,000 of principal advanced with a lump sum payment of all outstanding amounts payable sixty months after the date of the initial advance. Security for the credit facility includes a security interest in all of TGF's present and after acquired property, second in priority to the lenders in paragraph 10(a). The credit facility includes certain financial covenants the more significant of which relate to working capital, debt service coverage and minimum shareholder's equity. During the three months ended June 30, 2007 debentures in the amount of $9,968,000 were issued under this agreement and interest expense paid during this period amounted to $106,744.

(c) A credit facility whereby wheat growers will receive a cash advance provided under the production contracts, (see Note 15(f)). Each wheat grower is limited to advances totaling $300,000 per signed production contract. On direction by the grower, TGF will repay the cash advances to the lender upon delivery of wheat to TGF by the grower. Should the grower fail to deliver the wheat as specified in the production contract, TGF has guaranteed the payment of any outstanding cash advances plus interest to the lender. To June 30, 2007, total cash advances made under these production contracts amounted to $7,616,025. TGF is also required to pay the interest cost of the advances at a rate of prime plus 3%. During the period ended June 30, 2007 interest paid under this facility amounted to $156,725.

11. Share capital

*(a) **Authorized***

An unlimited number of common shares and an unlimited number of first preferred and second preferred shares issuable in series and one special share.

*(b) **Issued***

June 30, 2007		Special share	Common shares	$
Share capital at November 1, 2006			1	1
Reduction of the Company's share capital to book value			-	(1)
Acquisition of TGF	Note 3		7,889,545	86,784,995
Acquisition of Universal	Note 3		15,314,999	25,001,000
Initial public offering, less issue costs	Note 3		13,068,183	136,007,578
Special share issued		1		10
		1	36,272,728	247,793,583

September 30, 2006	Class C shares	Common shares	$
Class C shares issued	25,000,000		25,000,000
Common shares issued		100,000	1,000
	25,000,000	100,000	25,001,000

(c) ***Contributed surplus***

During the three and nine months ended June 30, 2007, a total of $777,176 and $1,573,617 was added to contributed surplus. For the three and nine months ended June 30, 2007 $417,343 and $794,450, respectively, relate to the amortization of stock option compensation expense and $359,833 and $779,167, respectively, relate to the RSU compensation expense.

12. Stock-based compensation plans

(a) ***Stock option plan***

In February 2007 the Company adopted a stock option plan for the benefit of officers, directors, employees and other eligible service providers. The maximum number of common shares issuable on exercise of outstanding stock options at any time is limited to 7% of the issued and outstanding common shares, less the number of common shares issuable pursuant to outstanding restricted share units ("RSUs") pursuant to the restricted share unit plan (the "RSU Plan"). Any increase in the issued and outstanding common shares will result in an increase in the number of common shares that may be issued on exercise of stock options outstanding at any time and any increase in the number of stock options granted, upon exercise, makes new grants available under the stock option plan. Stock options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the common shares that were reserved for issuance thereunder being available for a subsequent grant of stock options pursuant to the stock option plan to the extent of any common shares issuable thereunder that are not issued under such cancelled, terminated or expired stock options. Stock options granted pursuant to the stock option plan have a term not exceeding five years and vest in such manner as determined by the Board. The exercise price of stock options granted is determined by the Board at the time of grant and may not be less than the closing price of the common shares on the TSX on the last trading day prior to the date of grant.

A summary of the changes in the Company's stock option plan since inception on February 2, 2007 and status as at June 30, 2007 is shown below:

	Stock Options Outstanding	Range of Exercise Prices $	Weighted Average Exercise Price $	Weighted Average Grant Date Fair Value $
Balance, beginning of period	-	-	-	
Granted	1,838,000	11.00 to 17.85	11.50	4.64
Cancelled	(47,500)	11.00	11.00	
Exercised	-	-	-	
Balance, end of period	1,790,500	11.00 to 17.85	11.52	

During the quarter, 137,000 options were granted with exercise prices ranging from $16.75 to $17.85. In addition, 37,500 options were cancelled this quarter.

As at June 30, 2007, the range of exercise prices for stock options outstanding and exercisable (vested) are as follows:

Options Outstanding				Options Exercisable	
Range of Exercise Prices $	Stock Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
11.00 to 17.85	1,790,500	4.58 years	11.52	-	n/a

The fair value of each stock option granted was estimated as at the grant date using the Black-Scholes options-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair value associated with stock options for which compensation costs were recognized.

Risk-free interest rate	3.95 % to 4.55%
Expected dividend yield	0%
Expected forfeitures per year	1%
Expected share price volatility	40%
Expected option life	4.7 to 5.0 years

Stock option compensation expense is recognized over the period in which entitlement to the compensation vests. For the three and nine months ended June 30, 2007, compensation expense of $417,343 and $794,450 was recognized as a result of stock options granted under the plan.

(b) ***Restricted Share Units***

In February 2007, the Company established the RSU Plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of the Company with the opportunity to acquire common shares of the Company through an award of RSUs. Each RSU represents a right to receive one common share. Each RSU awarded conditionally entitles the participant to the delivery of one common share upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board from time to time, which terms may include certain performance criteria in which the number of common shares to be delivered to a participant in respect of each RSU awarded is dependent upon the Company's performance and/or market price of the common shares, as determined by the Board. The RSU Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding RSUs shall not exceed a number of common shares equal to 7% of the aggregate of the number of issued and outstanding common shares, less the number of common shares issuable on exercise of outstanding stock options pursuant to the stock option plan. To the extent that RSUs are terminated or cancelled prior to the issuance of any common shares, such common shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

During the nine months ended June 30, 2007, the Company granted 510,000 RSUs, vesting over a three year period from the date of grant, to be settled through the issuance of common shares from treasury. The RSUs granted are subject to certain performance criteria in which the number of common shares to be delivered to a participant in respect of each RSU awarded is dependent upon the Company's performance and/or market price of the common shares. As at June 30, 2007 there were 510,000 RSUs awarded and outstanding. The total compensation expense incurred for the three and nine months ended June 30, 2007 was $359,833 and $779,167.

(c) ***Stock options and RSUs available for grant***

Stock options and RSUs available for grant	2,539,091
Less: stock options granted during the period	(1,838,000)
Less: RSUs granted during the period	(510,000)
Add: stock options cancelled/forfeited during the period	47,500
Balance, end of period	238,591

13. Earnings Per Share

	Three months ended		Nine months ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net loss for the period	($24,108,603)	($19,210,936)	($6,328,779)	($36,820,627)
Weighted average common shares outstanding - Basic	36,442,728	15,315,000	26,846,251	8,386,450
Dilutive effect of stock options	169,053	-	43,579	-
Weighted average common shares outstanding - Diluted	36,611,781	15,315,000	26,889,830	8,386,450
Basic earnings/(loss) per share	($0.66)	($1.25)	$(0.24)	$(4.39)
Diluted earnings/(loss) per share	($0.66)	($1.25)	$(0.24)	$(4.39)

Diluted earnings/(loss) per share is calculated based on the weighted average number of shares issued and outstanding during the period. The denominator is increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the period and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

All stock options outstanding were included in the calculation of diluted earnings per share for the period as the stock options' exercise price was lower than the average market price of the common shares for the period.

14. Related party transactions and balances

During the three and nine months ended June 30, 2007 the Company entered into various transactions with related parties as follows:

(a) Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Gas purchase agreement

Universal entered into the natural gas purchase and sale agreement ("Gas Purchase Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

On February 2, 2007 UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which are on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra); and Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

During the three and nine months ended June 30, 2007, Universal made natural gas purchases under the agreement totaling $22,027,652 (2006 - $4,643,463) and $63,569,769 (2006 - $8,090,221). Included in accounts payable at June 30, 2007 is the amount owing of $7,322,301.

(ii) Electricity swap agreement
Universal entered into the electricity swap master agreement ("Electricity Swap Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of electricity swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a contract termination event, the non-defaulting party has the right to immediately, for so long as the contract termination event is continuing: suspend its performance under electricity swaps then outstanding; or liquidate and terminate the electricity swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three and nine months ended June 30, 2007 Universal entered into electricity swaps under the agreement totaling $11,347,754 (2006 - $6,274,941) and $28,129,633 (2006 - $9,273,817). Included in accounts payable as at June 30, 2007 is the amount owing of $4,022,355.

In addition, the Gas Purchase Agreements and the Electricity Swap Agreement contain margin requirements that commence on February 2, 2009 and covenants on the payment of dividends and on the making of investments. These agreements terminate on June 30, 2010.

(b) For the three and nine months ended June 30, 2007 Universal incurred expenses amounting to $393,612 (2006 - $123,279) and $568,318 (2006 - $205,462) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable as at June 30, 2007 is an amount owing of $5,619.

(c) For the three and nine months ended June 30, 2007 Universal paid $1,081,174 (2006 - $1,551,258) and $3,547,385 (2006 - $3,649,867), to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, for the three and nine months ended June 30, 2007 Universal made commission advances of $166,006 (2006 – $Nil) and $181,969 (2006 – $Nil) to shareholder-distributors to support marketing activities. These advances are deducted from future commissions earned by the shareholder-distributors.

(d) For the three and nine months ended June 30, 2007 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $35,101 (2006 - $34,517) and $104,718 (2006 - $103,793).

(e) TGF has entered into a credit support agreement with a related party that allows TGF to enter into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The credit facility will be phased out shortly after the plant is commissioned and operational. At June 30, 2007 the amount owing under this credit facility is $109,500.

These transactions were conducted in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

15. Commitments

(a) The Company's commitments for premises and vehicles under lease obligations for each of the next five years and thereafter are as follows:

Year	Amount $
2007	306,089
2008	1,227,628
2009	971,737
2010	852,762
2011	608,508
Thereafter	51,717
	4,018,441

(b) The Company's commitments under long-term natural gas contracts with Sempra for each of the next five years and thereafter are as follows:

Year	Amount $
2007	22,696,170
2008	108,245,632
2009	106,282,764
2010	93,181,796
2011	73,609,209
Thereafter	23,430,235
	427,445,806

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) Universal is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

(d) TGF has entered into an EPC contract with Ellis Don/VCM in Joint Venture for a sum of $141,529,357 to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility. As at June 30, 2007 total expenditures incurred under the EPC contract amount to $81,802,954.

(e) TGF has entered into a license agreement with Delta-T Corporation ("Delta-T") for the right to use in perpetuity Delta-T's technology for the purpose of construction, operation, enhancement and optimization of the Belle Plaine Facility for a fee of US $2,610,000 of which US $1,305,000 has been paid as at June 30, 2007.

(f) TGF entered into a number of contracts with various growers (the "production contracts") to purchase wheat at fixed prices. The production contracts are for one or two year periods and provide the grower with the option to extend the production contract for a further one year term upon proper written notice. Total commitments under these production contracts to June 30, 2007 are:

Year	Amount $
2007	831,245
2008	35,267,685
2009	28,812,111
2010	12,785
	64,923,826

(g) TGF has entered into a Grain Supply Agreement (the "Agreement") with Saskatchewan Wheat Pool Inc. for assistance in the procurement and delivery of grain. The Agreement provides that TGF will pay a fee for grain sourced under the Agreement. The Agreement is for a one year term commencing on August 1, 2007 and provides for automatic one year renewal periods unless either party gives proper written notice to terminate the Agreement.

16. Financial instruments

(a) *Fair value*

(i) Universal has a variety of electricity supply contracts that are considered derivative financial instruments. The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market. Universal has estimated the value of these contracts using a discounted cash flow method which employs market forward curves.
At June 30, 2007, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	7,427,813 MWh
Maturity dates	July 1, 2007 to December 31, 2012
Fixed price per MWh	$60.77 to $86.79
Fair value	$86,812,195 unfavourable
Remaining notional value	$535,753,542

The realized loss on swap contracts during the three and nine months ended June 30, 2007 of $11,347,754 (2006 - $4,627,236) and $28,093,745 (2006 - $7,066,656) represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

(ii) TGF has entered into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. Transactions entered into for the reporting period are summarized below:

Transaction	Term	Floor Price $US/bbl	Cap Price $US/bbl	Volume	Settlement Mechanism	Fair Value $
Costless Collar	Calendar 2008	$60.00	$74.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(673,209)
Costless Collar	Calendar 2008	$55.00	$71.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,076,061)
Costless Collar	Calendar 2009	$65.00	$73.50	1,000 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,056,173)
Total						(2,805,443)

(iii) The current and non-current components of the unrealized loss on commodity contracts are shown below:

	June 30, 2007 $	September 30, 2006 $
Current portion of unrealized loss on commodity contracts	32,821,893	12,050,535
Non-current portion of unrealized loss on commodity contracts	56,795,745	61,831,804
Total unrealized loss on commodity contracts	89,617,638	73,882,339

The carrying value of cash, accounts receivable, holdbacks and deposits, accounts payable and accrued liabilities, and commodity financing facility approximate their fair values due to their short-term liquidity.

(b) ***Customer credit risk***

In Ontario and Michigan, the LDCs provide collection services and assume the risk of any bad debts owing from Universal's customers. Therefore, Universal receives the collection of customer account balances directly from the LDCs. Management believes that the risk of the LDCs failing to deliver payment to Universal is minimal.

(c) ***Supplier risk***

Universal purchases its natural gas delivered to its customers through long-term contracts entered into with its exclusive supplier, Sempra. It also enters into electricity swaps with Sempra to swap its floating rate payments to the electricity LDCs for a fixed rate. Universal has an exposure to supplier and counterparty risk as the ability to continue to deliver natural gas and fulfill its obligations to the electricity LDCs for electricity delivery to its customers is reliant upon the ongoing operations of Sempra and its ability to fulfill its contractual obligations. Management believes that the risk of Sempra being unable to deliver the contracted amounts of natural gas and fulfill the financial obligations under the electricity swaps is minimal.

(d) ***Foreign currency risk***

Universal has an exposure to foreign currency exchange rates, as a result of its investment in its U.S. operations.

17. Collection services agreements

Universal has entered into collection services agreements with various electricity and natural gas LDCs. Under these agreements, Universal has the right to settle on a net basis with the LDCs by offsetting amounts payable to the LDCs with amounts receivable from the LDCs.

18. Reportable business segments

The Company operates in two geographic segments, Canada and the United States. The Canadian operations include electricity, natural gas and ethanol and the United States operations include natural gas. In addition, the Company also has two reportable business segments - gas and electricity marketing and ethanol. The Company evaluates segment performance based on gross margin.

The following table presents the Company's results from continuing operations by geographic segment for the three and nine months ended June 30, 2007. No comparative information is provided for the three and nine months ended June 30, 2006 as the Company had no significant business activities in the United States during these periods.

(unaudited)	For the three months ended June 30, 2007 Canada $	United States $	Consolidated $	For the nine months ended June 30, 2007 Canada $	United States $	Consolidated $
GAS AND ELECTRICITY MARKETING						
Revenue						
Gas	10,758,757	8,090,598	18,849,355	43,897,056	40,681,995	84,579,051
Electricity	33,535,397	-	33,535,397	93,461,923	-	93,461,923
	44,294,154	8,090,598	52,384,752	137,358,979	40,681,995	178,040,974
Cost of Sales						
Gas	8,703,938	6,987,402	15,691,340	35,566,231	32,896,309	68,462,540
Electricity	15,895,290	-	15,895,290	48,228,411	-	48,228,411
	24,599,228	6,987,402	31,586,630	83,794,642	32,896,309	116,690,951
Gross Margin	**19,694,926**	**1,103,196**	**20,798,122**	**53,564,337**	**7,785,686**	**61,350,023**
Expenses						
Customer acquisition costs	4,122,994	1,772,004	5,894,998	9,659,885	2,834,538	12,494,423
General and administrative	3,276,894	1,068,474	4,345,368	8,453,650	1,861,062	10,314,712
Amortization of property, plant and equipment	117,420	-	117,420	310,897	-	310,897
Other (income)/expense						
Investment income	(67,018)	(3,643)	(70,661)	(74,306)	7,131	(67,175)
Realized loss on swap contracts	11,347,754	-	11,347,754	28,093,745	-	28,093,745
Unrealized loss on commodity contracts	32,187,529	-	32,187,529	12,929,856	-	12,929,856
	50,985,573	2,836,835	53,822,408	59,373,727	4,702,731	64,076,458
ETHANOL						
Expenses						
General and administrative	394,637	-	394,637	931,580	-	931,580
Interest expense	263,469	-	263,469	308,882	-	308,882
Amortization of property, plant and equipment	6,912	-	6,912	11,031	-	11,031
Other (income)/expense						
Investment income	(135,145)	-	(135,145)	(248,813)	-	(248,813)
Loss on production contracts	150,390	-	150,390	492,858	-	492,858
Unrealized loss on commodity contracts	1,508,150	-	1,508,150	2,805,443	-	2,805,443
	2,188,413	-	2,188,413	4,300,981	-	4,300,981
CORPORATE						
Expenses						
General and administrative	84,190	-	84,190	170,969	-	170,969
Stock-based compensation	777,176	-	777,176	1,573,617	-	1,573,617
Other (income)/expense						
Investment income	(263,973)	-	(263,973)	(358,269)	-	(358,269)
	597,393	-	597,393	1,386,317	-	1,386,317
Income/(loss) before income tax	(34,076,453)	(1,733,639)	(35,810,092)	(11,496,688)	3,082,955	(8,413,733)
Income tax/(recovery)	(11,094,721)	(606,768)	(11,701,489)	(3,163,696)	1,078,742	(2,084,954)
NET INCOME/(LOSS) FOR THE PERIOD	**(22,981,732)**	**(1,126,871)**	**(24,108,603)**	**(8,332,992)**	**2,004,213**	**(6,328,779)**
Property, plant and equipment	89,530,902	-	89,530,902	89,530,902	-	89,530,902
Total assets	249,773,106	14,519,481	264,292,587	249,773,106	14,519,481	264,292,587

The Company commenced gas marketing operations in the United States in the third quarter of 2006. The revenue earned was $695,782 and the net loss was $1,108,406.

File No. 82-35092

Form 52-109F2 – Certification of Interim Filings

I, Mark L. Silver, President, Gas and Electricity Marketing (in the capacity of CEO for the purpose of this certification) of Universal Energy Group Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Universal Energy Group Ltd.**, (the issuer) for the interim period ended **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 13, 2007

(Signed) "Mark L. Silver"

Mark L. Silver
President, Gas and Electricity Marketing
(in the capacity of CEO for the purpose of this certification)

File No. 82-35092

Form 52-109F2 – Certification of Interim Filings

I, Stephen Plummer, CFO of Universal Energy Group Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Universal Energy Group Ltd.**, (the issuer) for the interim period ended **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 13, 2007

(Signed) "Stephen Plummer"

Stephen Plummer
CFO

File No. 82-35092

NEWS RELEASE **August 13, 2007**

UNIVERSAL ENERGY GROUP RELEASES JUNE 30, 2007 FINANCIAL STATEMENTS

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") (TSX: UEG) is pleased to announce the release of its June 30, 2007 financial statements.

Universal Energy Corporation ("Universal"), Universal Energy Group's electricity and gas marketing division, earned operational revenue for the three and nine months ended June 30, 2007 of $59.6 million and $170.5 million, respectively, compared to $19.4 million and $30.8 million, respectively, for the comparative periods in 2006. Operational margin for the three and nine months ended June 30, 2007, were $10.4 million and $30.4 million, respectively, compared to $3.1 million and $3.8 million, respectively, for the 2006 periods. Operational income/(loss) before marketing costs for the three and nine months ended June 30, 2007 was $5.6 million and $18.9 million, respectively, and after marketing costs ($0.274) million and $6.4 million, respectively. For the comparative three and nine months ended June 30, 2006, operational income/(loss) before marketing costs was $0.846 million and ($1.3) million, respectively, and after marketing costs was ($5.0) million and ($13.0) million, respectively.

Universal's gross customer additions for the quarter were 62,429 RCEs bringing the total additions for the nine months ended June 30, 2007 to 135,300 RCEs and a total customer base of 331,453 RCEs before attrition and 307,896 RCEs, after attrition of 23,557 RCEs (representing an annualized attrition rate of 9.5% across all markets).

Included in Universal's gross customer additions are 9,117 RCEs enrolled in the recently entered B.C. market which are not scheduled to flow until November 2007 and for which no revenue has yet been recorded for such accounts. The commissions and other direct marketing costs relating to these B.C. accounts, which have been deducted from operational income, amount to $1.4 million.

Terra Grain Fuels Inc. ("TGF"), Universal Energy Group's ethanol division, realized a loss of $1.5 million for the three months ended June 30, 2007 and a loss of $2.9 million for the period from acquisition, February 2, 2007, to June 30, 2007. TGF continues to advance the construction of the Belle Plaine Facility with a further addition to plant construction costs for the three months ended June 30, 2007 of $31.4 million with total construction costs to date of $87.2 million. TGF anticipates that the construction of the Belle Plaine Facility will be completed by December 2007 with plant commissioning and ethanol production commencing early in 2008.

Universal Energy Group's unaudited interim consolidated financial statements for the three and nine months ended June 30, 2007 and management's discussion and analysis ("MD&A") of Universal Energy Group are attached to this news release.

See "Forward-looking information" and "Non-GAAP measures" in the attached MD&A for cautionary information regarding forward-looking statements and discussion of "non-GAAP measures" (including "operational revenue", "operational margin" and "operational income").

Universal Energy Group's common shares are listed on the Toronto Stock Exchange under the symbol "UEG". Universal Energy Group sells electricity and natural gas in Ontario and natural gas in British Columbia (through its subsidiary Universal) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to residential, small to mid-size commercial and small industrial customers. Universal Energy Group (through its subsidiary TGF) is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. Additional information about Universal Energy Group is available on SEDAR (www.sedar.com).

For further information, please contact:

Mark L. Silver	Tim J. LaFrance	Stephen Plummer	Shawn Dym
President	President	Chief Financial Officer	Vice President, Business
Electricity and Gas Marketing	Terra Grain Fuels	splummer@universalenergy.ca	Development & Investor
masilver@universalenergy.ca	timl@terragrains.ca	416-673-1160	Relations
416-221-9066	403-262-8182		sdym@universalenergy.ca
			416-673-4761

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

August 13, 2007

The following management's discussion and analysis ("MD&A") of Universal Energy Group Ltd's. (the "Company") financial condition and results of operations for the three and nine months ended June 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended June 30, 2007 as well as the audited consolidated financial statements and related MD&A included in the Company's prospectus dated January 26, 2007. The financial statements of the Company are prepared in accordance with Canadian General Accepted Accounting Principles ("GAAP"), which requires estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses during the reporting period. Actual results could differ from those estimates as a result of various factors, including those discussed below and elsewhere in this MD&A, particularly under "Forward-looking statements". Certain totals, subtotals and percentages may not reconcile due to rounding.

The Company carries on business through two distinct operating divisions. Universal Energy Corporation ("Universal"), a North American energy marketer, carries on the Company's retail natural gas and electricity marketing business. Terra Grain Fuels Inc. (TGF), an ethanol producer, is currently constructing an ethanol plant in Belle Plaine, Saskatchewan and is expected to become operational by the end of 2007.

Forward-looking information

This MD&A contains "forward-looking statements". Statements other than statements of historical fact contained in this MD&A may be forward-looking statements, including, without limitation, management's expectations, intentions and beliefs concerning the retail electricity industry, the retail natural gas industry and the ethanol industry, the competitive landscape in these industries and the general economy, statements regarding the future financial position or results of the Company, business strategies, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Company. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "aim", "endeavour", "project", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, actual results, performance or achievements may not be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and none of the Company, Universal, TGF, or any other party intends to, or assumes any obligation to, update or revise these forward-looking statements to reflect new events or circumstances.

Non-GAAP measures

This MD&A makes reference to certain non-GAAP measures, namely "Operational Revenue", "Operational Margin" and "Operational Income" to assist in assessing Universal's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the local distribution companies ("LDCs") on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not considered a cost of sales for accounting purposes but Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "Operational Revenue", "Operational Margin" and "Operational Income" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business. For a reconciliation of Operational Revenue to revenue and Operational Margin to gross margin, see "Reconciliation of Operational Revenue and Operational Margin" in this MD&A. For a discussion of Universal's revenue recognition policies see "Critical Accounting Estimates" in this MD&A..

Selected Financial Highlights of the Company

The following selected financial information has been derived from the unaudited interim consolidated financial statements of the Company for the three and nine months ended June 30, 2007 and the audited financial statements of Universal as at September 2006.

	For the three months ended June 30		For the nine months ended June 30	
	2007	2006	2007	2006
Statement of Operations Highlights	$	$	$	$
($000s)				
Operational revenue	59,607	19,358	170,493	30,811
Operational margin	10,445	3,126	30,357	3,819
Operational income/(loss) before marketing costs	5,621	846	18,939	(1,337)
Operational income/(loss) after marketing costs	(274)	(4,986)	6,445	(13,025)

	June 30 2007	September 30 2006
Balance Sheet Highlights	$	$
($000s)		
Current assets	75,472	34,794
Total assets	264,293	62,231
Current liabilities	84,634	35,496
Long-term liabilities	70,216	61,832
Shareholders' equity	109,443	(35,097)

On January 26, 2007, the Company filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and the Company received gross proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007. The Company incurred issue costs of $11,629,588. On closing, the Company purchased all of the issued and outstanding shares and promissory notes of TGF for cash of $37,825,002 and 7,889,545 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the TGF shares and promissory notes amounted to $124,609,997. Also, on closing, the Company purchased all of the issued and outstanding shares of Universal for cash of $73,425,003 and 15,314,999 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the Universal shares amounted to $241,889,992. The business combination was accounted for as a reverse takeover of the Company by Universal and the acquisition of TGF by Universal using the purchase method with TGF's results of operations from the date of acquisition included in the Company's consolidated financial statements for this period.

1. Gas & Electricity Marketing (Universal) - Management's Discussion and Analysis

(a) Overview

The Ontario Energy Board issued Universal its Ontario Natural Gas Licence in February 2005 and Universal began marketing natural gas in Ontario in that month. The Ontario Energy Board issued Universal its Ontario Electricity Licence in May 2005 and Universal began marketing electricity in Ontario in September 2005. In December 2005, the Michigan Natural Gas Licence was issued to Universal Gas & Electric Corp. ("UGE"), a wholly-owned subsidiary of Universal, by the Michigan Public Service Commission authorizing UGE to serve as an Alternative Gas Supplier in the State of Michigan. Universal began marketing natural gas in Michigan in March 2006 to commercial customers and since April 2007 has commenced marketing natural gas to residential customers. The British Columbia Utilities Commission issued Universal its Natural Gas Licence in November 2006 and Universal has commenced marketing to British Columbia residential and commercial customers on May 1, 2007.

Universal's business currently involves (i) the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, (ii) the sale of natural gas in BC to residential, small to mid-size commercial and small industrial customers and (iii) the sale of natural gas in Michigan to residential and small to mid-size commercial and small industrial customers. Universal is also considering expansion into the New York

electricity and natural gas residential, small to mid-size commercial and small industrial markets and the Texas electricity residential, small to mid-size commercial and small industrial markets.

Universal's customers purchase electricity and natural gas under long term, non-terminable (except in limited circumstances) energy contracts, typically for a term of five years. By fixing the price of natural gas under Universal's gas contracts and by obtaining price protection under its electricity contracts for a period of five years, Universal's customers eliminate or reduce their exposure to changes in natural gas and electricity prices.

It is Universal's general policy to match the estimated energy requirements of its customers by purchasing, in the case of natural gas, offsetting volumes of natural gas and, in the case of electricity, entering into offsetting electricity swaps with Sempra Energy Trading Corp. ("Sempra") at fixed prices for the term of its customers' energy contracts. Universal derives its Operational Margin from the difference between the price it pays for Electricity Swaps and for natural gas supply from Sempra and the price it charges its customers.

(b) Sources of Revenue

Universal earns its revenue primarily from the supply of electricity and natural gas to direct purchase customers. Universal's policy is to purchase in advance an estimate of the commodity supply required for each marketing program (either through physical supply or financial contracts). When it becomes reasonably certain that a marketing program will not exhaust the allotted commodity supply this commodity supply will generally be transferred to other marketing programs.

Universal recognizes revenue for natural gas sales based on customer consumption. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. However, the natural gas delivered monthly by Universal to the LDCs in both Canada and the United States remains constant throughout the year irrespective of customer consumption. As Universal receives payment from the LDC when the natural gas is delivered, rather than consumed, this results in a reasonably predictable operational margin, unaffected by monthly fluctuations in customer consumption. For electricity, which is consumed by customers upon delivery, Universal recognizes revenue when the customer consumes the electricity and as such operational margins are highest during January through March and July through September when consumption is at its peak and lowest during April through June and October through September.

(c) Selected Consolidated Financial and Operational Data

The following selected financial information has been derived from the unaudited interim consolidated financial statements of Universal for the three and nine months ended June 30, 2007. This information should be read in conjunction with the audited consolidated financial statements and related MD&A included in the Company's prospectus dated January 26, 2007.

Gas & Electricity Marketing
Income Statement Data (GAAP)
($000's)

	Three months ended		Nine months ended	
	June 30 2007 $	June 30 2006 $	June 30 2007 $	June 30 2006 $
Revenue				
Canada				
Gas	10,759	2,855	43,897	8,186
Electricity	33,535	13,436	93,462	21,147
Total Canada	*44,294*	*16,291*	*137,359*	*29,333*
United States				
Gas	8,091	713	40,682	713
Total revenue	52,385	17,004	178,041	30,046
Gross Margin				
Canada				
Gas	2,055	472	8,331	933
Electricity	17,640	6,520	45,234	9,389
Total Canada	*19,695*	*6,992*	*53,565*	*10,322*
United States				
Gas	1,104	234	7,786	234
Total Gross Margin	20,799	7,226	61,351	10,556
Customer acquisition costs	5,895	5,832	12,494	11,688
General and administrative	4,345	2,280	10,315	5,156
Total Expenses	10,240	8,112	22,809	16,844
Realized loss on swap contracts	(11,348)	(4,627)	(28,094)	(7,067)
Interest income	71	2	67	2
Amortization	(117)	(31)	(311)	(78)
Unrealized loss on commodity contracts	(32,188)	(23,515)	(12,930)	(42,490)
Income tax recovery	11,014	9,846	712	19,100
Net loss for the period	**(22,009)**	**(19,211)**	**(2,014)**	**(36,821)**

(d) Reconciliation of Operational Revenue, Operational Margin and Operational Income

Universal recognizes revenue based on customer consumption, but delivers natural gas, and is paid by the LDCs on an equal monthly basis. In addition, Universal uses financial swaps to fix its operating margins in its electricity business. These swap payments are not included in cost of sales for accounting purposes although Universal treats them as such for business planning purposes. Accordingly, Universal uses the concepts of "operational revenue", "operational margin" and "operational income" to adjust for the differences between revenue recognition and delivery/payment that exist in its natural gas business and for the effect of the financial swaps used in its electricity business.

Operational revenue, operational margin and operational income are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Universal's method of calculating operational revenue, operational margin and operational income may differ from the methods used by other issuers and, accordingly, Universal's operational revenue, operational margin and operational income may not be comparable to similar measures presented by other issuers. Investors are cautioned that operational revenue, operational margin and operational income should not be construed as alternatives to revenue, gross margin or net income determined in accordance with GAAP as indicators of Universal's performance or to cash flows from operating activities as measures of Universal's liquidity, cash flows or profitability. Universal believes that these are useful measures as they allow Universal to assess its ongoing business and are indicators of Universal's ability to invest in its businesses and continue operations. Universal calculates operational revenue, operational margin and operational income as follows:

Operational revenue - For natural gas, operational revenue is revenue adjusted upward by the dollar amount of "gas delivered in excess of consumption" (natural gas that has been delivered by Universal to LDCs in excess of customer consumption) and adjusted downward by the dollar amount of "gas under delivered" (natural gas that has been

consumed by Universal's customers in excess of that delivered by Universal to the LDCs). For electricity, operational revenue is revenue without adjustment.

Operational margin - For natural gas, operational margin is gross margin adjusted upward for the excess of "deferred revenue" over "gas delivered in excess of consumption" or adjusted downward for the excess of "unbilled revenues" over "gas under delivered". For electricity, operational margin is gross margin adjusted upward for "swap receipts" and downward for "swap payments", which are not included in cost of sales for accounting purposes.

Operational income - Is operational margin reduced by customer acquisition costs and general and administrative expenses.

Gas & Electricity Marketing Operational Revenue, Margin & Income ($000's)	**Three months ended**		**Nine months ended**	
	June 30 2007 $	**June 30 2006 $**	**June 30 2007 $**	**June 30 2006 $**
Revenue				
Canada				
Gas revenue	10,759	2,855	43,897	8,186
Revenue adjustment for gas over/(under) delivered	2,616	1,454	(6,346)	(135)
Gas operational revenue	13,375	4,309	37,551	8,051
Electricity revenue	33,535	13,436	93,462	21,147
Total Canada	*46,910*	*17,745*	*131,013*	*29,198*
United States				
Gas revenue	8,091	713	40,682	713
Revenue adjustment for gas over/(under) delivered	4,606	900	(1,202)	900
Gas operational revenue	12,697	1,613	39,480	1,613
Total operational revenue	59,607	19,358	170,493	30,811
Operational Margin				
Canada				
Gas gross margin	2,055	472	8,331	933
Margin adjustment for gas over/(under) delivered	234	200	(1,476)	3
Gas operational margin	2,289	672	6,855	936
Electricity gross margin	17,640	6,520	45,234	9,389
Less: realized loss on swap contracts	(11,348)	(4,627)	(28,094)	(7,067)
Electricity operational margin	6,292	1,893	17,140	2,322
Total Canada	*8,581*	*2,565*	*23,995*	*3,258*
United States				
Gas gross margin	1,104	234	7,786	234
Margin adjustment for gas over/(under) delivered	760	327	(1,424)	327
Gas operational margin	1,864	561	6,362	561
Total operational margin	10,445	3,126	30,357	3,819
Customer acquisition costs	5,895	5,832	12,494	11,688
General and administrative	4,345	2,280	10,315	5,156
Total Expenses	10,240	8,112	22,809	16,844
Operational income/(loss)	**205**	**(4,986)**	**7,548**	**(13,025)**

The following operational data for the three and nine months ended June 30, 2007 and June 30, 2006 has been prepared by management based on Universal's records.

Selected Operational Data	Three months ended June 30 2007	Three months ended June 30 2006	Nine months ended June 30 2007	Nine months ended June 30 2006
Operational margin per unit				
Ontario - Gas (Cdn$/m3)	0.0704	0.0640	0.0769	0.0467
Ontario - Electricity (Cdn$/kWh)	0.0173	0.0129	0.0168	0.0102
Michigan - Gas (US$/Mcf)	1.5656	3.7489	1.7051	3.7489
Michigan - Gas (Cdn$/m3)	0.0607	0.1486	0.0682	0.1496
Operational margin per RCE ($)				
Ontario - Gas	198.31	180.08	216.46	131.52
Ontario - Electricity	173.08	129.49	168.23	102.07
Michigan - Gas	171.96	420.70	193.00	424.33
Delivered Volume				
Ontario - Gas (m3)	32,492,494	10,489,106	89,158,643	20,033,574
Ontario - Electricity (kWh)	363,523,505	146,191,594	1,018,819,061	227,498,319
Michigan - Gas (Mcf)	1,165,327	132,443	3,294,225	132,443
Consumed Volume				
Ontario - Gas (m3)	25,887,540	6,667,672	104,374,527	20,185,242
Ontario - Electricity (kWh)	363,523,505	146,191,594	1,018,819,061	227,498,319
Michigan - Gas (Mcf)	801,488	57,727	3,411,676	57,727

Note:
"RCE" means a residential customer equivalent, which is a unit of measurement equivalent to 10,000 kWh of electricity on an annual basis or 2,815 m3 of natural gas on an annual basis, which quantities management believes to represent the approximate amounts of electricity and natural gas used annually by a typical residential customer.

(e) *Results of Operations*

Three and nine months ended June 30, 2007 compared to three and nine months ended June 30, 2006

(i) *Revenue and Margin - Canada*

Universal continues to experience strong customer growth and continued strong growth in revenue and operational margin as the number of flowing customers increase with each successive reporting period. This is clearly demonstrated by the significant increases in the current period financial ratios in comparison to prior periods.

For the three and nine months ended June 30, 2007 Canadian natural gas revenue was $10.8 million and $43.9 million up 277% and 436% from the prior comparative periods of $2.9 million and $8.2 million. Canadian natural gas for the quarter accounted for 20.5% of total revenue on customer consumption of 25.9 million m^3 of natural gas and for the nine months ended June 30, 2007 accounted for 24.7% of total revenue on customer consumption of 104.4 million m^3. Gross margins for the quarter were $2.1 million, an increase of 335% from the prior comparative quarter. Gross margins for the nine months ended June 30, 2007 were $8.3 million, an increase of 793% from the prior comparative period.

Gas operational revenue for the three and nine months ended June 30, 2007 was $13.4 million and $37.6 million up 210% and 366% from the prior comparative periods on delivered volume of 32.5 million m^3 and 89.2 million m^3. Operational margins for the quarter were $2.3 million, an increase of 241% from the prior comparative quarter. Operational margins for the nine months ended June 30, 2007 were $6.9 million up substantially from the prior comparative period operational margin of $0.936 million. This resulted in a unit operational margin for the quarter of $0.0704 or $198.31 per RCE and for the nine months ended June 30, 2007 a unit operational margin of $0.0769 or $216.46 per RCE.

No revenue has been recorded for the BC market as the gas accounts aggregated to date do not commence flow until November 2007 as part of the terms of the BC market deregulation.

For the three and nine months ended June 30, 2007 Canadian electricity revenue was $33.5 million and $93.5 million up 150% and 342% from the prior comparative periods of $13.4 million and $21.1 million. Canadian electricity for the quarter accounted for 64.0% of total revenue on customer consumption of 363.5 million kWh and for the nine months ended June 30, 2007 accounted for 52.5% of total revenue on customer consumption of 1,018.8 million kWh. Gross margins for the three and nine months ended June 30, 2007 were $17.6 million and $45.2 million up substantially from the prior comparative three and nine month periods of $6.5 million and $9.4 million.

In accordance with GAAP, the electricity gross margin has not been reduced by swap payments totaling $11.3 million for the quarter and $28.1 million for the nine months ended June 30, 2007. The electricity operational margin, which adjusts for swap payments, for the three and nine months ended June 30, 2007 were $6.3 million and $17.1 million up substantially from the prior comparative three and nine month periods of $1.9 million and $2.3 million. This resulted in a unit gross margin for the quarter of $0.0173 per kWh or $173.08 per RCE and for the nine months ended June 30, 2007 a unit gross margin of $0.0168 or $168.23 per RCE.

(ii) Revenue and Margin - United States

For the three and nine months ended June 30, 2007 U.S. natural gas revenue was $8.1 million and $40.7 million. U.S. natural gas for the quarter accounted for 15.5% of total revenue on customer consumption of 0.801 million Mcf of natural gas and for the nine months ended June 30, 2007 accounted for 22.9% of total revenue on customer consumption of 3.4 million Mcf. Gross margin for the quarter was $1.1 million and for the nine months ended June 30, 2007 was $7.8 million.

Gas operational revenue for the three and nine months ended June 30, 2007 was $12.7 million and $39.5 million. Operational margin for the quarter was $1.9 million and for the nine months ended June 30, 2007 were $6.4 million. This resulted in a unit operational margin for the quarter of $1.72 per Mcf or $171.96 per RCE and for the nine months ended June 30, 2007 a unit operational margin of $1.93 per Mcf or $193.13 per RCE. On a Canadian equivalency basis, U.S. operating margin for the three and nine months ended June 30, 2007 was $0.0607 per m^3 and $0.0682 per m^3.

(iii) Revenue and Margin - Combined

On a combined basis (Canada and the United States), Universal's total revenue earned for the three and nine months ended June 30, 2007 were $52.4 million and $178.0 million compared to $17.0 million and $30.0 million for the comparative periods. Gross margin for the three and nine months ended June 30, 2007 were $20.8 million and $61.4 million compared to $7.2 million and $10.6 million for the prior periods. Operational margin for the three and nine months ended June 30, 2007, amounted to $10.4 million and $30.4 million compared to $3.1 million and $3.8 million for the prior periods.

(iv) Selling, General and Administrative Expenses - Combined

Customer acquisition costs, which are commissions paid to Independent Contractors for enrolling new customers and other direct selling expenses, are charged to income in the period in which the customer is contracted by Universal. For the three and nine months ended June 30, 2007 these costs amounted to $5.9 million and $12.5 million and remained consistent with the comparable prior periods of $5.8 million and $11.7 million. For the three and nine months ended June 30, 2007 the average commission paid per Canadian RCE amounted to $91 and $88, respectively, and per U.S. RCE US$67 and US$72, respectively. Also included in customer acquisition costs are commissions and other direct marketing costs in the amount of $1.4 million relating to accounts aggregated in BC and which accounts do not commence flow, and earn revenue, until November 2007.

General and administrative expenses for the three and nine months ended June 30, 2007 increased by $2.0 million and $5.1 million from the prior period's amounts of $2.3 million and $5.2 million. The increase in general and administrative expenses over the prior year was primarily driven by the additional staff and infrastructure required to support Universal's rapidly growing customer base. The significant components of general and administrative expenses for the three and nine months are processing charges (principally LDC processing and other third party processing and data entry fees) - $0.843 million and $2.218 million, salaries and benefits - $1.731 million and $4.098 million, consulting (principally for management services and systems development) - $0.457 million and $1.278 million and rent - $0.201 million and $0.590 million, together totaling $3.232 million and $8.184 million or 75.2% and 79.5% of general and administrative expenses.

(v) Other Income/(Expense)

The realized loss on swap contracts are payments made under electricity swap contracts during the quarter of $11.3 million and for the nine months ended June 30, 2007 of $28.1 million. The unrealized loss on commodity contracts arises from the remaining notional volumes of the electricity swap contracts and crude oil hedges. This represents the estimated amount that Universal would have to pay to dispose of these supply contracts in the market if the swaps and hedges were to be terminated at the respective period end. See "Financial Instruments" in this MD&A.

(f) Customer aggregation

The following table summarizes Universal's customer aggregation for the three and nine months ended June 30, 2007 in the Ontario, BC and Michigan markets.

	Opening RCEs	Additions Q1-2007	Additions Q2-2007	Additions Q3-2007	Total Additions	Attrition	Closing RCEs
Ontario - Gas	42,944	7,147	5,088	4,390	16,625	(5,062)	54,507
Ontario - Electricity	116,900	26,083	23,676	25,061	74,820	(12,661)	179,059
BC - Gas	-	-	-	9,117	9,117	-	9,117
Total Canada	159,844	33,230	28,764	38,568	100,562	(17,723)	242,683
Michigan - Gas	36,309	6,769	4,108	23,861	34,738	(5,834)	65,213
Combined	**196,153**	**39,999**	**32,872**	**62,429**	**135,300**	**(23,557)**	**307,896**
Less: Attrition		(5,653)	(6,910)	(10,994)			
Net new RCE additions		**34,346**	**25,962**	**51,435**			
Cumulative net RCEs		**230,499**	**256,461**	**307,896**			

Total customer additions for the quarter were 62,429 RCEs bringing the total additions for the nine months ended June 30, 2007 to 135,300 RCEs and a total customer base of 331,453 RCEs before attrition. Ontario electricity additions accounted for 25,061 RCEs or 40.1% of total additions for the quarter. Ontario gas additions accounted for 7.1% of additions for the quarter, BC gas accounted for 14.6% and Michigan gas accounted for 38.2% of additions for the quarter. Included in Universal's gross customer additions are 9,117 RCEs enrolled in the recently entered B.C. market which are not scheduled to flow until November 2007 and for which no revenue had yet been recorded for such accounts. Universal continues to be a significant aggregator of electricity accounts in Ontario accounting for over 30% of all new electricity enrollments in Ontario as confirmed by an independent third party company that tracks electricity enrollment data for the Ontario market.

Combined attrition for all markets over the nine-month period ended June 30, 2007 amounted to 23,557 RCEs or 7.1% (9.5% annualized). On a rolling 12-month basis, combined attrition has been under 10%. Ontario gas experienced attrition over the nine-month period of 8.5%, Ontario electricity 6.6% and Michigan gas 8.2%. Attrition experienced in all markets over a 12-month rolling basis were within the range used by management for internal planning purposes which is currently at 12% for Canadian markets and 15% for U.S. markets. Universal continues to monitor all markets to minimize attrition and follows a strict policy of enforcing liquidated damages from customers attempting to exit their contracts.

2. Ethanol (TGF) - Management's Discussion and Analysis

(a) *Overview*

TGF is in the process of constructing an ethanol production facility (the "Belle Plaine Facility") in Belle Plaine, Saskatchewan. The Belle Plaine Facility is designed to produce annually 150 million litres of ethanol along with approximately 165,000 tonnes of dried distillers grain ("DDG"). Ethanol is a clean burning, renewable fuel made from agricultural products such as wheat or corn. Distillers grains are a co-product of wheat and corn based ethanol that are used as animal feed. TGF anticipates that the construction of its ethanol plant will be completed in the fourth quarter of calendar 2007. TGF intends to sell ethanol to gasoline producers and marketers throughout Canada and the United States, primarily as a gasoline additive. TGF also intends to sell distillers grains to the livestock industry throughout Western Canada and the Pacific Northwest. Distribution of the ethanol and distillers grains will primarily be by rail and truck. The Belle Plaine Facility will require approximately 400,000 metric tonnes of wheat per year in order to produce to its nameplate capacity of 150 million litres of ethanol per year.

(b) *Selected Financial Information*

	Three months ended June 30, 2007	February 2, 2007 to June 30, 2007
Interest income	$135,145	$248,813
Interest expense	263,469	308,882
General and administrative	394,637	931,580
Amortization	6,912	11,031
Unrealized loss on commodity contracts	1,508,150	2,805,443
Loss on production contracts	150,390	492,858
Future taxes	(707,638)	(1,400,258)
Net loss	$(1,480,775)	$(2,900,723)

(c) *Results of Operations*

TGF is in the construction phase of its Belle Plaine Facility which began in September 2006 and operations are scheduled to commence in December of 2007. The total construction costs incurred to June 30, 2007 amounts to $87.2 million, net of investment tax credits.

For the period from February 2, 2007 to June 30, 2007, TGF realized a net loss of $2,900,723. TGF earned $248,813 of interest on short term investments and incurred interest expense of $308,882 on debentures and wheat growers' loan obligations. General and administrative expenses of $931,580 relate primarily to professional fees and other administration costs. The unrealized loss on commodity contracts arises from the remaining notional volumes of the crude oil hedges. This represents the estimated amount that TGF would have to pay to dispose of these hedge contracts in the market if the hedges were to be terminated at the respective period end. See "Financial Instruments" in this MD&A. The loss on production contracts represents the present value of interest foregone by providing interest-free loans to wheat farmers. Prior to completion, operating revenues, if any, generated by TGF will be used to offset construction and development costs.

3. Liquidity and Capital Resources

At June 30, 2007 the Company had cash of $24.2 million of which $8.2 million is restricted cash. Excluding restricted cash and together with other working capital items the Company had net working capital of $19.7 million, excluding accounts payable to be paid from the proceeds of long-term debt, future taxes and the current portion of the unrealized loss on commodity contracts. In addition to its cash resources, the Company has credit facilities amounting to $5.0 million available to Universal for trade financing on commodity purchases and approximately $100 million available to TGF to be used primarily toward the ethanol plant construction and wheat growers advances. As at June 30, 2007, $17.6 million was drawn against the TGF credit facilities. As the number of Universal customers moving from an enrolled to flowing state continue to increase, Universal will start to receive larger amounts of cash from the underlying margins on these contracts and this will further contribute to the Company's cash resources.

(a) Cash Provided by Operations

Cash provided by operations for the three and nine months ended June 30, 2007 amounted to $11.6 million and $31.8 million compared to a use of cash for the comparable periods of $6.8 million and $15.9 million. This is primarily due to operating margin earned, customer receivable payments and increases in accounts payable.

(b) Cash used in investing activities

A portion of the cash proceeds from the initial public offering was used to purchase Universal and TGF as discussed under "Selected Financial Highlights". The property, plant and equipment of $31.7 and $47.0 million for the three and nine months ended June 30, 2007, respectively, were primarily expenditures relating to the ethanol plant construction.

(c) Financing activities

The financing activities for the three and nine months ended June 30, 2007 relate to the Company's initial public offering and acquisition of Universal and TGF. This is discussed under "Selected Financial Highlights of the Company" in this MD&A. In addition, TGF issued debentures under the debenture purchase agreement.

(d) Long-Term Liabilities

The unrealized loss on commodity contracts of $89.6 million (current portion - $32.8 million) is the estimated amount that Universal and TGF would pay to dispose of their commodity and hedge contracts in the market as at June 30, 2007. These liabilities are marked to market and any changes to the fair value are recorded in other income/(expense). See "Financial Instruments" of this MD&A for further details. The commodity financing facility of $7.6 million (current portion - $4.2 million) relates to advances made by TGF to the wheat growers under contract.

(e) Contractual obligations

In the normal course of business, the Company is obligated to make future payments under various non-cancellable contracts and other commitments. The payments due by period are set out in the following table.

Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Premises and vehicles under lease	4,018,441	306,089	3,052,127	660,225	-
Natural gas purchase commitments	427,445,806	22,696,170	307,710,192	97,039,444	-
EPC and Delta-T contracts	61,106,750	61,106,750	-	-	-
Production contracts	64,923,826	831,245	64,092,581	-	-
Total	557,494,823	84,940,254	374,854,900	97,699,669	-

For a description of the Company's obligations under electricity swap contracts and other hedging instruments see "Financial Instruments" in this MD&A.

4. Transactions with Related Parties

During the three and nine months ended June 30, 2007 the Company entered into various transactions with related parties as follows:

(a) Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Gas purchase agreement

Universal entered into the natural gas purchase and sale agreement ("Gas Purchase Agreement") with Sempra

on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

On February 2, 2007 UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which are on terms substantially the same as the amended and restated Gas Purchase Agreement between Universal and Sempra); and Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

During the three and nine months ended June 30, 2007, Universal made natural gas purchases under the agreement totaling $22,027,652 (2006 - $4,643,463) and $63,569,769 (2006 - $8,090,221). Included in accounts payable at June 30, 2007 is the amount owing of $7,322,301.

(ii) Electricity swap agreement
Universal entered into the electricity swap master agreement ("Electricity Swap Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of electricity swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a contract termination event, the non-defaulting party has the right to immediately, for so long as the contract termination event is continuing: suspend its performance under electricity swaps then outstanding; or liquidate and terminate the electricity swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three and nine months ended June 30, 2007 Universal entered into electricity swaps under the agreement totaling $11,347,754 (2006 - $6,274,941) and $28,129,633 (2006 - $9,273,817). Included in accounts payable as at June 30, 2007 is the amount owing of $4,022,355.

In addition, the Gas Purchase Agreements and the Electricity Swap Agreement contain margin requirements that commence on February 2, 2009 and covenants on the payment of dividends and on the making of investments. These agreements terminate on June 30, 2010.

(b) For the three and nine months ended June 30, 2007 Universal incurred expenses amounting to $393,612 (2006 - $123,279) and $568,318 (2006 - $205,462) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable as at June 30, 2007 is an amount owing of $5,619.

(c) For the three and nine months ended June 30, 2007 Universal paid $1,081,174 (2006 - $1,551,258) and $3,547,385 (2006 - $3,649,867), to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, for the three and nine months ended June 30, 2007 Universal made commission advances of $166,006 (2006 – $Nil) and $181,969 (2006 – $Nil) to shareholder-distributors to support marketing activities. These advances are deducted from future commissions earned by the shareholder-distributors.

(d) For the three and nine months ended June 30, 2007 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $35,101 (2006 - $34,517) and $104,718 (2006 - $103,793).

(e) TGF has entered into a credit support agreement with a related party that allows TGF to enter into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The credit facility will be phased out shortly after the plant is commissioned and operational. At June 30, 2007 the amount owing under this credit facility is $109,500.

These transactions were conducted in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

5. Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates. The following assessment of critical accounting estimates is not meant to be exhaustive.

(a) Electricity revenue recognition

Based on a customer's historical usage and other parameters, Universal estimates the customer's current monthly electricity consumption using a computer driven model for the purpose of recognizing revenue and for assessing supply commitments. The estimates are adjusted monthly to reflect actual consumption which is generally available within three months. If this estimate of consumption is not reliable Universal could overstate or understate its electricity revenue.

Universal's estimate of its customers' current monthly electricity consumption is used to determine electricity revenue, which is disclosed in the Company's unaudited interim consolidated statement of operations as "Revenue - Electricity". The estimate is also used to determine Universal's cost of sales, which is disclosed on the Company's unaudited interim consolidated statement of operations as "Cost of Sales — Electricity". The net amount of electricity revenue less the cost of sales is recorded on the Company's unaudited interim consolidated balance sheet as "Current Assets — Accounts Receivable". This accounting estimate was first implemented for the year ended September 30, 2006.

(b) Fair value of derivative financial instruments

Universal enters into contracts with customers to provide electricity at fixed prices. These contracts expose Universal to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Universal uses derivative financial contracts to secure fixed prices in respect of commodity supply matching its delivery obligations. Universal will hedge the estimated consumption requirements of its customers with offsetting volumes of electricity at fixed prices for terms equal to those of the customer contracts. The value of electricity contracts requires judgment and is based on market prices or management's best estimates if there is no market and/or if the market is illiquid.

The fair value of Universal's derivative financial instruments (which is currently limited to Electricity Swaps) is significantly influenced by the variability of forward spot prices for electricity. Period to period changes in forward spot prices for electricity could cause significant changes in the marked-to-market valuation of these derivatives. This accounting estimate was first implemented for the year ended September 30, 2006.

TGF has entered into crude oil hedges to mitigate the risk exposure of the company to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The fair value of TGF's hedges is influenced by the variability of forward spot prices for West Texas Intermediate ("WTI") traded on NYMEX. Period to period

changes in forward spot prices for WTI could cause significant changes in the marked-to-market valuation of these derivatives transaction that have been entered into. This accounting estimate was implemented in the current fiscal year.

6. Controls and Procedures

(a) *Disclosure Controls and Procedures*

Management has designed disclosure controls and procedures, as defined by Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing* ("**MI 52-109**"), to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the President, Electricity and Gas Marketing, in the capacity of Chief Executive Officer for these purposes ("**CEO**") and the Chief Financial Officer ("**CFO**") by others within those entities, particularly during the period in which the interim filings are being prepared.

(b) *Internal Control over Financial Reporting*

There have been no changes in the Company's internal controls over financial reporting, as defined under MI 52-109, that occurred during the quarter ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. The Company's subsidiary, TGF, is a development stage enterprise, currently engaged in the development and construction of an ethanol plant in Belle Plaine, Saskatchewan and as such is still in the process of establishing its systems and internal controls.

(c) *Limitations on the Effectiveness of Disclosure Controls and Internal Control over Financial Reporting*

The Company's management, including the CEO and CFO, do not expect that the Company's disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

7. Changes in accounting policies and recent accounting pronouncements

Effective October 1, 2006, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, non-financial derivatives and embedded derivatives, and describe when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. Under these new standards, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are initially recorded on the balance sheet at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. The effective interest related to the financial liabilities and the gain or loss arising from the change in the fair value of a financial asset or liability classified as held-for-trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss is recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income.

8. Financial Instruments

Universal has entered into electricity contracts with customers to provide electricity at fixed prices. The electricity contracts expose Universal to changes in market prices of electricity and consumption as Universal is obligated to the electricity LDC at the floating rate paid by the LDC for the electricity consumed by its customers. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts ("electricity derivative contracts"). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer Electricity Contracts.

The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market in the unlikely event that Universal was required to dispose of its electricity swap contracts. Universal has estimated the value of electricity swap contracts using a discounted cash flow method which employs market forward price curves.

At June 30, 2007, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	7,427,813 MWh
Maturity dates	July 1, 2007 to December 31, 2012
Fixed price per MWh	$60.77 to $86.79
Fair value	$86,812,195 unfavourable
Remaining notional value	$535,753,542

The realized loss on swap contracts during the three and six months ended June 30, 2007 of $11,347,754 (2006 - $4,627,236) and $28,093,745 (2006 - $7,066,656) represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

TGF has entered into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. Transactions entered into for the reporting period are summarized below:

Transaction	Term	Floor Price $US/bbl	Cap Price $US/bbl	Volume	Settlement Mechanism	Fair Value $
Costless Collar	Calendar 2008	$60.00	$74.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(673,209)
Costless Collar	Calendar 2008	$55.00	$71.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,076,061)
Costless Collar	Calendar 2009	$65.00	$73.50	1,000 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,056,173)
TOTAL						(2,805,443)

The current and non-current components of the unrealized loss on commodity contracts are shown below:

	June 30, 2007 $	September 30, 2006 $
Current portion of unrealized loss on commodity contracts	32,821,893	12,050,535
Non-current portion of unrealized loss on commodity contracts	56,795,745	61,831,804
Total unrealized loss on commodity contracts	89,617,638	73,882,339

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and commodity trade financing approximate their fair values due to their short-term liquidity.

9. Risks and uncertainties

The Company is subject to a number of risk and uncertainties that could have a material adverse effect on the results of operations, business prospects, financial condition, and the trading price of the Company. A comprehensive discussion of these risks can be found in the Company's prospectus dated January 26, 2007 which is available from SEDAR through its website at www.sedar.com. There have been no material changes for the period January 26, 2007 to June 30, 2007 that require an update to the discussion of the applicable risks found in the Company's prospectus.

These risks include: (i) risks relating to the Company's retail electricity and natural gas business, including risks relating to: Universal's inability to contract for supply of natural gas and electricity swap agreements; Universal's reliance on Sempra; hedging, balancing and market risks relating to matching the estimated electricity and natural gas requirements of Universal's customers; volatility of commodity prices; the enforcement of Universal's energy supply contracts; the availability of credit; changes in the legislative and regulatory environment; energy trading inherent risks; Universal's dependence on its management information system; Universal's dependence on LDCs; Universal's ability to compete with its competitors; Universal's reliance on its independent contractors; Universal's ability to renew energy supply contracts at the expiration of their terms; customer attrition; customers choosing other energy sources; exposure to fluctuations in currency exchange rates; dependence on key personnel; and Universal's limited operating history; (ii) risks relating to the Company's ethanol business, including risks relating to: the possibility that there are inaccurate assumptions in TGF's business plan; TGF's reliance on the contractor retained to construct the Belle Plaine Facility; defective material, workmanship or process engineering affecting the Belle Plaine Facility; construction or operational delays; the condition of the construction site on which the Belle Plaine Facility is being constructed; TGF's dependence on the Belle Plaine Facility; TGF's reliance on intellectual property rights and proprietary technology; third party claims for infringement in respect of certain proprietary technology to be used by TGF; cost overruns at the Belle Plaine Facility; TGF's limited operating history; TGF's dependence on commodity prices, including the spread between ethanol and wheat prices, TGF's sensitivity to wheat prices and supply, TGF's sensitivity to natural gas prices and supply, TGF's sensitivity to gasoline prices and demand, sensitivity of distillers grain prices to the price of other commodity products and seasonal fluctuations affecting commodity prices; TGF's reliance on third party service providers; TGF's dependence on federal and provincial legislation and regulations; the uncertainty regarding the long term use of ethanol; the existence of excess supplies of ethanol; TGF's inability to compete with its competitors; TGF's inability to execute its expansion strategy; TGF's inability to execute future acquisitions successfully or at all; TGF's use of hedging transactions and other risk management strategies; changes to environmental, health and safety laws and regulations and potential exposure to environmental, health and safety liabilities; disruptions to infrastructure on which TGF relies or to the supply of fuel or natural gas; TGF's dependence on its key personnel; technological advances that make the Belle Plaine Facility less efficient or obsolete; TGF's use of leverage and obligation to comply with restrictive covenants; TGF's obligation to service its debt and exposure to variations in interest rates; and TGF's exposure to fluctuations in currency exchange rates; and (iii) general risks , including risks relating to: the Company's obligation and potential inability to comply with financial reporting and other continuous disclosure requirements and securities legislation; the Company's inability to acquire financing in the future; the existence of conflicts of interest pertaining to the Company's directors and officers; income tax matters; the Company's dependence on its subsidiaries; increases in operating costs; the existence of potential unknown liabilities in connection with the Acquisitions; the Company's lack of an operating history as a public company; future sales of common shares by significant shareholders negatively affecting the market price of the common shares; the issuance of common shares from treasury in the future diluting investors' interest in the Company; the limited ability of the Company to recover from the selling shareholders for breaches of the acquisition agreements pursuant to which it acquired Universal and TGF; and the possibility that the market price of the common shares will be unpredictable and volatile.

10. Outlook

(a) Universal

The operational margins which Universal has secured with existing customers over the next five-year period are expected to exceed its projected selling and administrative costs and to generate pretax profits. Operational margins are substantially fixed based on the contracted price in the energy contracts against the price payable under the natural gas supply and electricity swaps arranged by Universal. Universal must manage natural gas balancing arising from the difference between its hedged supply and actual usage and electricity usage in excess of the amounts that it balances under the electricity contracts. Further, it must manage customer attrition to allow it to maintain expected operational margin per RCE. Management believes that balancing and attrition can be managed so as not to materially

affect operational margin per RCE. Furthermore, through marketing programs Universal expects to add new customers and accordingly increase its revenues and aggregate operational margins. Universal expects that the funding requirements related to new growth including planned expansion into new markets will be funded by cash flow from operations and working capital.

Universal continues to expand into new and profitable markets. In April 2007, Universal commenced marketing to residential natural gas customers in Michigan. Thus far sales to Michigan residential customers are strong, having netted 21,625 RCEs for this quarter. In May 2007, Universal commenced marketing in British Columbia. With the introduction of the Gas Customer Choice Program, effective May 1, 2007, residential and small commercial customers in British Columbia are now able to acquire natural gas for their premises directly from energy marketers. Sales in BC continue as expected with a total of 9,117 RCEs aggregated to June 30, 2007.

Universal continues to assess customer growth opportunities by looking at new markets such as Texas and New York.

(b) TGF

The construction of TGF's Belle Plaine Facility has completed its ninth month and overall the project is tracking well to be on time and on budget. TGF has commenced the recruitment of key staff members and will continue to expand the team progressively in anticipation of plant completion and commissioning. Grain receiving facilities at the Belle Plaine Facility will be activated over the course of the next few months to meet delivery schedules of contracted grain supply. TGF anticipates that the construction of the Belle Plaine Facility will be completed by December 2007 with plant commissioning and ethanol production commencing early in 2008.

11. Additional Information

Additional information relating to the Company, including the Company's AIF, when filed, is available on SEDAR (www.sedar.com) and on the Company's website at www.universalenergy.ca.


UNIVERSAL ENERGY
GROUP

Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2007

UNIVERSAL ENERGY GROUP LTD.

Interim Consolidated Financial Statements
For the three and nine months ended June 30, 2007
(Unaudited)

Table of Contents

UNIVERSAL ENERGY GROUP LTD.

Consolidated Balance Sheet

		June 30 2007 (Unaudited) $	September 30 2006 (Audited) $
ASSETS			
Current Assets			
Cash	Note 7	24,156,181	2,974,924
Accounts receivable		24,016,878	17,351,498
Holdbacks and deposits	Note 8	7,840,341	1,262,551
Gas over delivered		3,002,337	7,649,476
Current portion of production contract advances		3,818,879	-
Current portion of future taxes		12,637,872	5,555,693
		75,472,488	34,794,142
Property, plant and equipment	Note 9	89,530,902	1,518,829
Future taxes		24,632,524	25,917,625
Production contract advances		3,167,110	-
Intangible assets		1,030,000	-
Goodwill		70,459,563	-
		264,292,587	**62,230,596**
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities		44,265,403	6,734,363
Current portion of commodity financing facility	Note 10	4,163,288	5,779,353
Deferred gas revenues		3,383,283	10,931,434
Current portion of unrealized loss on commodity contracts	Note 16	32,821,893	12,050,535
		84,633,867	35,495,685
Commodity financing facility	Note 10	3,452,738	-
Unrealized loss on commodity contracts	Note 16	56,795,745	61,831,804
Debentures	Note 10	9,968,000	-
		154,850,350	**97,327,489**
SHAREHOLDERS' EQUITY			
Share capital	Note 11	247,793,583	25,001,000
Contributed surplus	Note 11	1,573,617	-
Deficit		(139,850,584)	(60,096,802)
Accumulated other comprehensive income/(loss)		(74,379)	(1,091)
		109,442,237	**(35,096,893)**
Commitments	Note 15		
		264,292,587	**62,230,596**

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(Signed) "Gary J. Drummond" Director

(Signed) "Tim J. LaFrance" Director

UNIVERSAL ENERGY GROUP LTD.

Consolidated Statement of Deficit

For the nine months ended June 30

(Unaudited)

		2007	**2006**
		$	**$**
Deficit, beginning of period		(60,096,802)	(395,462)
Deemed distribution on acquisition of Universal	Note 3	(73,425,003)	-
Net loss for the period		(6,328,779)	(36,820,627)
DEFICIT, END OF PERIOD		**(139,850,584)**	**(37,216,089)**

See accompanying notes to consolidated financial statements.

UNIVERSAL ENERGY GROUP LTD.

Consolidated Statement of Comprehensive Income/(Loss) and Accumulated Other Comprehensive Income/(Loss)

For the nine months ended June 30

(Unaudited)

	2007 $	2006 $
Net loss for the period	(6,328,779)	(36,820,627)
Other comprehensive income:		
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	(73,288)	23,481
Other comprehensive income/(loss)	(73,288)	23,481
Comprehensive income/(loss)	**(6,402,067)**	**(36,797,146)**
Accumulated other comprehensive income/(loss), beginning of period	(1,091)	-
Other comprehensive income/(loss)	(73,288)	23,481
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS), END OF PERIOD	**(74,379)**	**23,481**

See accompanying notes to consolidated financial statements.

Consolidated Statement of Operations

		For the three months ended June 30		For the nine months ended June 30	
		2007	2006	2007	2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		$	$	$	$
REVENUE					
Gas		18,849,355	3,567,992	84,579,051	8,899,400
Electricity		33,535,397	13,436,238	93,461,923	21,146,847
		52,384,752	17,004,230	178,040,974	30,046,247
COST OF SALES					
Gas		15,691,340	2,861,996	68,462,540	7,731,786
Electricity		15,895,290	6,915,867	48,228,411	11,757,730
		31,586,630	9,777,863	116,690,951	19,489,516
GROSS MARGIN		20,798,122	7,226,367	61,350,023	10,556,731
EXPENSES					
Customer acquisition costs		5,894,998	5,831,946	12,494,423	11,688,436
General and administrative		4,824,195	2,279,961	11,417,261	5,156,166
Stock-based compensation	Note 12	777,176	-	1,573,617	-
Interest expense		263,469	-	308,882	-
Amortization of property, plant and equipment		124,332	31,344	321,928	77,543
		11,884,170	8,143,251	26,116,111	16,922,145
Income/(loss) before other income/(expense)		8,913,952	(916,884)	35,233,912	(6,365,414)
OTHER INCOME/(EXPENSE)					
Investment income		469,779	1,911	674,257	1,911
Loss on production contracts		(150,390)	-	(492,858)	-
Realized loss on swap contracts	Note 16	(11,347,754)	(4,627,236)	(28,093,745)	(7,066,656)
Unrealized loss on commodity contracts	Note 16	(33,695,679)	(23,514,758)	(15,735,299)	(42,490,437)
		(44,724,044)	(28,140,083)	(43,647,645)	(49,555,182)
Loss before income tax		(35,810,092)	(29,056,967)	(8,413,733)	(55,920,596)
Income tax/(recovery)		(11,701,489)	(9,846,031)	(2,084,954)	(19,099,969)
NET LOSS FOR THE PERIOD		**(24,108,603)**	**(19,210,936)**	**(6,328,779)**	**(36,820,627)**
Basic earnings/(loss) per share	Note 13	(0.66)	(1.25)	(0.24)	(4.39)
Diluted earnings/(loss) per share	Note 13	(0.66)	(1.25)	(0.24)	(4.39)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

		For the three months ended June 30		For the nine months ended June 30	
		2007	2006	2007	2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period		(24,108,603)	(19,210,936)	(6,328,779)	(36,820,627)
Items not affecting cash:					
Amortization of property, plant and equipment		124,332	31,344	321,928	77,543
Stock-based compensation		777,176	-	1,573,617	-
Unrealized loss on commodity contracts		33,695,679	23,514,758	15,735,299	42,490,437
Loss on production contracts		150,390	-	492,858	-
Future taxes		(12,296,667)	(9,834,063)	(2,593,641)	(19,088,001)
		(1,657,693)	(5,498,897)	9,201,282	(13,340,648)
Changes in non-cash working capital items:					
Accounts receivable		(3,061,200)	(5,797,110)	2,230,451	(10,360,005)
Gas over/(under) delivered		(6,228,144)	(1,827,294)	4,647,139	(434,768)
Deferred/(unbilled) gas revenues		7,222,070	2,353,708	(7,548,151)	764,889
Holdbacks and deposits		106,021	(143,272)	(2,053,079)	(143,272)
Accounts payable and accrued liabilities		15,183,745	4,083,458	25,317,840	7,602,639
Cash provided by/(used in) operating activities		11,564,799	(6,829,407)	31,795,482	(15,911,165)
CASH FLOWS USED IN INVESTING ACTIVITIES					
Acquisition of TGF, net	Note 3	-	-	(32,221,894)	-
Acquisition of Universal	Note 3	-	-	(73,425,003)	-
Property, plant and equipment		(31,717,564)	(100,170)	(46,982,475)	(247,655)
Cash used in investing activities		(31,717,564)	(100,170)	(152,629,372)	(247,655)
CASH FLOWS FROM FINANCING ACTIVITIES					
Class C and special shares issued		-	7,699,750	10	19,200,000
Repayments to shareholders		-	24,250	-	(2,842,941)
Proceeds from initial public offering	Note 3	-	-	143,750,013	-
Share issue costs	Note 3	(35,412)	-	(11,629,588)	-
Debentures issued		9,968,000	-	9,968,000	-
Cash provided by financing activities		9,932,588	7,724,000	142,088,435	16,357,059
Unrealized gain/(loss) on foreign exchange translation		(17,265)	23,603	(73,288)	23,486
NET INCREASE/(DECREASE) IN CASH		**(10,237,442)**	**818,026**	**21,181,257**	**221,725**
CASH, BEGINNING OF PERIOD		**34,393,623**	**1,105,333**	**2,974,924**	**1,701,634**
CASH, END OF PERIOD		**24,156,181**	**1,923,359**	**24,156,181**	**1,923,359**
Supplemental information:					
Property, plant and equipment in accounts payable		29,614,635	-	29,614,635	-
Interest paid		263,469	34,876	314,667	40,937

See accompanying notes to consolidated financial statements.

1. **Interim financial statements**
The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applicable to interim consolidated financial statements. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore should be read in conjunction with Universal Energy Corporation's ("Universal") audited consolidated financial statements for the year ended September 30, 2006.

2. **Organization**
Universal Energy Group Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The Company was formed to participate in the retail electricity and natural gas industries and the ethanol industry through the acquisition of Universal Energy Corporation and Terra Grain Fuels Inc.

Universal is incorporated under the laws of the Province of Ontario and is licensed by the Ontario Energy Board as an electricity retailer and natural gas marketer and by the British Columbia Utilities Commission as a gas marketer. Universal's wholly owned subsidiary, Universal Gas & Electric Corporation ("UGE"), is incorporated pursuant to the General Corporation Law of the State of Delaware. UGE is licensed as an alternative gas supplier by the Michigan Public Service Commission. Terra Grain Fuels Inc. ("TGF") is incorporated under the Canada Business Corporations Act.

3. **Initial public offering and business acquisition**
On January 26, 2007, the Company filed a prospectus relating to the initial public offering of its common shares. The closing date of this initial public offering was February 2, 2007 and the Company received gross proceeds from the offering of $143,750,013 which includes the over allotment proceeds of $18,750,006 which was exercised on February 7, 2007. The Company incurred issue costs of $11,629,588 and a future tax benefit in the amount of $3,887,153 has been recorded on such costs.

On closing, the Company purchased all of the issued and outstanding shares and promissory notes of TGF for cash of $37,825,002 and 7,889,545 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the TGF shares and promissory notes amounted to $124,609,997.

Also, on closing, the Company purchased all of the issued and outstanding shares of Universal for cash of $73,425,003 and 15,314,999 common shares of the Company at $11.00 per share. Total aggregate consideration paid for the Universal shares amounted to $241,889,992.

The business combination will be accounted for as a reverse takeover of the Company by Universal and the acquisition of TGF by Universal using the purchase method as follows:

(a) The acquisition of TGF by Universal recorded at the exchange amount of $124,609,997 which is the fair value of the consideration given to acquire the TGF shares and promissory notes. The purchase price less the cash portion thereof has been added to the capital stock of Universal. The acquisition has been accounted for by the purchase method with the results of operations included in these interim consolidated financial statements from the date of acquisition. The allocation of the excess of fair value over net book value has been attributed as follows:

	$
Net assets acquired:	
Net working capital (includes cash of $5,603,108)	12,589,803
Property, plant and equipment	41,351,526
Production contract advances	1,184,621
Intangible assets	1,030,000
Goodwill	70,459,563
	126,615,513
Less: Commodity financing facility	(1,321,800)
Less: Future tax liability	(683,716)
	124,609,997
Consideration:	
Cash	37,825,002
Issuance of 7,889,545 common shares at $11.00 per share	86,784,995
	124,609,997

(b) The net equity of the Company is effectively being exchanged for equity issued by Universal and accordingly represents an increase to Universal's share capital.

(c) The payment to the existing Universal shareholders of $73,425,003 has been recorded as a deemed distribution and charged directly to the deficit.

4. Operations

The Company operates its electricity and gas marketing business through its wholly-owned subsidiary, Universal, and its ethanol business through its wholly-owned subsidiary, TGF. Universal sells price protected electricity and fixed price natural gas contracts to Ontario residential, small to mid-sized commercial and small industrial customers. Through its subsidiary, UGE, Universal sells fixed priced natural gas contracts to residential, small to mid-sized commercial and small industrial customers in Michigan. Universal's customers reduce or eliminate their exposure to price volatility for electricity and natural gas by fixing their commodity cost under fixed price contracts for a period of up to five years. Universal's policy is to match the estimated commodity requirements of its customers by purchasing offsetting notional or physical volumes of electricity and natural gas at fixed prices for the term of its related customer contracts.

TGF is currently constructing an ethanol production facility in Belle Plaine, Saskatchewan (the "Belle Plaine Facility"). The Belle Plaine Facility's planned annual capacity is approximately 150 million litres of ethanol along with dried distillers grains. TGF anticipates that the construction of the Belle Plaine Facility will be completed by December 2007 with plant commissioning and ethanol production commencing early in 2008.

5. Summary of significant accounting policies

(a) ***Change in accounting policies***

Effective October 1, 2006, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3251, "Equity"; Section 3855, "Financial Instruments – Recognition and Measurement"; Section 3861, "Financial Instruments – Disclosure and Presentation"; and Section 3865, "Hedges". These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, non-financial derivatives and embedded derivatives, and describe when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated. Under these new standards, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-

sale financial assets or other financial liabilities. All financial instruments are initially recorded on the balance sheet at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. The effective interest related to the financial liabilities and the gain or loss arising from the change in the fair value of a financial asset or liability classified as held for trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss is recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income.

The Company has classified its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable, holdbacks and deposits and production contract advances are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest method. Commodity financing facilities and debentures are classified as other financial liabilities and is measured at amortized cost. The Company had neither available-for-sale, nor held-to-maturity instruments during the three and nine months ended June 30, 2007.

The foreign currency translation adjustment on self-sustaining, foreign operations as at September 30, 2006 presented in the consolidated balance sheet has been reclassified to accumulated other comprehensive income/(loss).

To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts. These electricity derivative financial contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal's electricity price exposure and serves to fix Universal's acquisition cost of electricity to be delivered under the fixed price customer electricity contracts. The contracts to manage electricity price exposure are treated as derivatives and are measured at fair value. The gains or losses in fair value relating to these fixed-for-floating swaps are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations.

To reduce its exposure to downward movement in oil prices, TGF agrees with a counterparty to use financial derivative contracts which include caps and collars with a floor, where for every price of West Texas Intermediate ("WTI") in the range, the market price of WTI is received. These contracts are treated as derivatives and are measured at fair value. The gains or losses in fair value relating to these derivatives are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations in unrealized gain/(loss) on commodity contracts.

CICA Handbook Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Currently there are no identified embedded derivatives that require any changes in fair value to be recognized in the interim consolidated financial statements of the Company.

(b) ***Principles of consolidation***
The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the accounts of the Company and its subsidiaries, Universal and TGF. Intercompany balances and transactions are eliminated on consolidation.

(c) ***Use of estimates***
The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In particular, valuation techniques such as those used in the preparation of fair values are significantly affected by the assumptions used and the amount and timing of estimates. The aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts.

(d) ***Cash***

Cash comprises cash on hand and cash equivalents. Cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(e) ***Gas over delivered/Deferred gas revenues and Unbilled revenues/Gas under delivered***

Natural gas is delivered to local distribution companies ("LDCs") in equal monthly amounts. Natural gas delivered to LDCs in excess of consumption by customers (gas over delivered) is stated as an asset at the lower of cost and net realizable value. Collections from LDCs in advance of customer consumption of natural gas result in a liability shown as deferred gas revenues.

Unbilled revenues result in an asset when customers consume more natural gas than has been delivered to LDCs and is stated at realizable value. Gas under delivered represents Universal's obligation to the LDCs with respect to natural gas consumed by customers in excess of that delivered to the LDCs. Natural gas under delivered is valued at the average cost of natural gas purchases made during the period in which the under delivery occurs.

Due to the seasonality of operations, during the winter months, customers typically consume more natural gas than the amount of natural gas that Universal delivers to the LDCs, resulting in the recognition of unbilled revenues/gas under delivered. However, in the summer months, customers consume less natural gas than Universal delivers to LDCs, resulting in the recognition of natural gas over delivered/deferred gas revenues.

(f) ***Property, plant and equipment***

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets, as follows:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Straight line	5 years
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight line	Term of lease

In the year of acquisition, amortization is taken at one-half of the above rates.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its fair value, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer amortized. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

All direct costs related to development of the Belle Plaine Facility to date are considered pre-operating and are capitalized, including the costs of consulting for the design and engineering for the Belle Plaine Facility. When commercial production begins, these capitalized costs will be amortized over the estimated useful life of the Belle Plaine Facility.

(g) ***Goodwill***

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, goodwill is not considered to be impaired, and the second step of the impairment test is not necessary. When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of goodwill is determined in the same manner as followed on a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value

of goodwill. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(h) ***Intangible assets***

The Company uses the provisions of the CICA Handbook Section 1581, "Business Combinations" and section 3062, “Goodwill and other Intangible Assets” to determine the value of intangible assets acquired in an acquisition. In determining the value, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. Intangible assets that have a definite life are amortized on a straight line basis over the life of the underlying asset and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

(i) ***Derivative instruments***

(i) Electricity

Universal has entered into contracts with customers to provide electricity at fixed prices (“customer electricity contracts”). The customer electricity contracts expose Universal to changes in market prices of electricity and consumption levels as Universal is obligated to pay the LDCs the floating rate for electricity supplied by the LDCs to Universal’s customers. To reduce its exposure to changes in commodity prices arising from the acquisition of electricity at floating or indexed rates, Universal uses electricity derivative financial contracts (“electricity derivative contracts”). These electricity derivative contracts are fixed-for-floating swaps whereby Universal agrees with a counterparty to cash settle the difference between the floating or indexed price and the fixed price on a notional quantity of electricity for a specified time frame. The cash flow from these contracts is expected to be effective in offsetting Universal’s electricity price exposure and serves to fix Universal’s acquisition cost of electricity to be delivered under the fixed price customer contracts.

(ii) Gas

Universal has entered into contracts with customers to provide natural gas at fixed prices (“customer gas contracts”). The customer gas contracts expose Universal to changes in market prices of natural gas and consumption levels. To reduce its exposure to changes in commodity prices, Universal purchases matching quantities of natural gas at fixed prices for equivalent terms to offset its delivery requirements under its customer gas contracts.

(iii) Ethanol

TGF has entered into crude oil hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction.

Unrealized changes in the fair value of the electricity swaps and crude oil hedges, generally referred to as marked to market gains/(losses), are recognized as unrealized gain/(loss) on commodity contracts in the consolidated statement of operations. The gas purchase contracts and the gas and electricity customer contracts are accounted for as executory contracts.

(j) ***Foreign currency translation***

The Company’s currency of measurement in its interim consolidated financial statements is the Canadian dollar. Its U.S. subsidiary is considered a self-sustaining foreign operation. Assets and liabilities are translated into the reporting currency at the exchange rate in effect at the consolidated balance sheet date. Revenue and expense items are translated into the reporting currency at the average rates of exchange in effect for the period. Gains or losses on translation are deferred and reported as a component of accumulated other comprehensive income.

(k) ***Revenue recognition***

Universal delivers electricity and/or natural gas to end-use customers who have entered into long-term fixed price or price protected contracts. Universal recognizes revenue when the delivered electricity and/or natural gas is consumed by the end-use customer.

(l) ***Customer acquisition costs***

Universal incurs commissions and other direct selling expenses to acquire customers. Commissions are charged to income in the period in which the customer is acquired. Other direct selling expenses are charged to income as incurred.

(m) ***Stock-based compensation***

(i) Stock options

The Company follows the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and uses the fair value method to account for the cost of the stock options granted to employees and officers. The Company determines the fair value of the stock options on their grant date and records the fair value as compensation expense on a straight line basis over the period the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amounts of the proceeds, together with the amounts recorded in contributed surplus, are recorded in share capital. The fair value of these stock options is determined using the Black-Scholes options-pricing model.

(ii) Restricted share units

For equity-settled restricted share units ("RSUs"), stock-based compensation, representing the underlying value of the common shares of the Company at the date of grant of the RSUs, is recognized on a straight line basis over the vesting period. The measurement of the compensation costs for these awards is based on the fair value of the award at the grant date and is recorded as a charge to operating income over the vesting period of the award.

(n) ***Income taxes***

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year of enactment or substantive enactment of such tax rates.

6. Seasonality of operations

Universal's operations are seasonal. Natural gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in December through March and June through August and is lowest in April through May and September through November. The seasonality of natural gas customers' consumption does not create any variability in cash flows as Universal purchases for delivery to the utilities a pre-determined fixed amount of natural gas per month and receives payment for the delivered amount irrespective of actual customer consumption. Natural gas pools are rebalanced annually. The seasonality of customers' electricity consumption creates variability in monthly cash flow as electricity is consumed upon delivery and payments received from LDCs are based on consumption.

7. Cash

Included in cash is restricted cash of:

(a) $325,608 representing rebate monies received from LDCs in Ontario as provided by the Independent Electricity System Operator. Universal is obligated to disburse the monies to eligible end-use customers in accordance with the applicable regulatory requirements;

(b) $2,798,359 representing monies contained in a blocked account in accordance with Universal's electricity and natural gas agreements with Sempra Energy Trading Corp. ("Sempra") (See Note 14(a)); and

(c) $5,000,000 of restricted cash as provided for in the credit facility with a syndicate of Canadian lenders (See Note 10(a)), to be held for cost overruns related to construction of the Belle Plaine Facility and debt servicing shortfalls. Upon issuance of a certificate of substantial performance by TGF and the Contractor related to the Belle Plaine Facility, the restriction will be reduced to $3,000,000 for debt servicing requirements. A portion of the restricted cash, $767,332, as at June 30, 2007, is in a separate account and is held as security against the cash advances made under the production contracts (See Note 15(f)).

8. Holdbacks and deposits

Universal's monthly remittance from the Michigan utilities is the lesser of 110% of the utilities' Gas Cost Recovery factor ("GCR") and Universal's contracted selling price to its customers. In the event that Universal's contracted selling price is greater than 110% of the GCR a holdback account for the differential will be maintained for Universal by the utility. Universal will receive a refund of the amount accumulated in the holdback account, without interest, to the end of the most recently completed program year. As at June 30, 2007 the accumulated amount of the Michigan utilities holdback was $5,514,559.

As part of the engineering, procurement, and construction ("EPC") contract, TGF paid Ellis Don/VCM a mobilization deposit in the amount of $6,490,000. TGF recovers this deposit as a credit against monthly construction progress invoices. As at June 30, 2007 the balance of this deposit was $2,325,782.

9. Property, plant and equipment

June 30, 2007		Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware		757,288	218,634	538,654
Computer software		195,801	40,335	155,466
Furniture and fixtures		820,844	204,504	616,340
Office equipment		430,813	76,872	353,941
Leasehold improvements		414,524	74,892	339,632
Land		299,192	-	299,192
		2,918,462	615,237	2,303,225
Belle Plaine Facility under development	Note 15(d)	87,227,677	-	87,227,677
		90,146,139	615,237	89,530,902

September 30, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Computer hardware	455,037	105,202	349,835
Computer software	150,000	15,000	135,000
Furniture and fixtures	676,396	97,933	578,463
Office equipment	273,624	30,283	243,341
Leasehold improvements	235,767	23,577	212,190
	1,790,824	271,995	1,518,829

10. Credit facilities

Sempra provides commodity trade financing to Universal. The commodity financing includes a facility of $5,000,000 for amounts deemed due for payment, which bears interest at LIBOR plus 2%. During the three and nine months ended June 30, 2007 interest paid under this facility amounted to $Nil (2006 - $34,876) and $36,567 (2006 - $40,937). The amount owing under this facility as at June 30, 2007 is $Nil.

TGF has arranged the following credit facilities to finance the construction of the Belle Plaine Facility and to provide advances to wheat growers under production contracts:

(a) A credit facility of up to $50,000,000 with a syndicate of Canadian lenders. The term of the facility is the construction period (up to 16 months) plus a term of up to 5 years starting the earlier of (i) the date on which a

certificate of substantial performance is issued by TGF and the Contractor or (ii) six months from last drawdown (the "Term Conversion Date"). Interest only will be charged on the loan during the construction period until the Term Conversion Date. Blended monthly principal and interest payments will be made thereafter sufficient to amortize the loan over 10 years. The interest rate is prime plus 2% during the construction period and prime plus 1% after construction. TGF has the right to convert to a fixed interest rate. Security for the credit facility includes a first priority security interest on all assets and undertakings of TGF plus a general security interest on all other current and after acquired assets of TGF. The credit facility includes certain financial covenants the more significant of which relate to working capital, debt to equity ratio, debt service coverage and minimum shareholders' equity. As at June 30, 2007 no draws have been made against this facility.

(b) A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000,000 aggregate principal amount of debentures. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly over the first year and quarterly principal and interest payments made beginning on completion of the Belle Plaine Facility (or August 25, 2008 if earlier) in the amount of $24.99 per $1,000 of principal advanced with a lump sum payment of all outstanding amounts payable sixty months after the date of the initial advance. Security for the credit facility includes a security interest in all of TGF's present and after acquired property, second in priority to the lenders in paragraph 10(a). The credit facility includes certain financial covenants the more significant of which relate to working capital, debt service coverage and minimum shareholder's equity. During the three months ended June 30, 2007 debentures in the amount of $9,968,000 were issued under this agreement and interest expense paid during this period amounted to $106,744.

(c) A credit facility whereby wheat growers will receive a cash advance provided under the production contracts, (see Note 15(f)). Each wheat grower is limited to advances totaling $300,000 per signed production contract. On direction by the grower, TGF will repay the cash advances to the lender upon delivery of wheat to TGF by the grower. Should the grower fail to deliver the wheat as specified in the production contract, TGF has guaranteed the payment of any outstanding cash advances plus interest to the lender. To June 30, 2007, total cash advances made under these production contracts amounted to $7,616,025. TGF is also required to pay the interest cost of the advances at a rate of prime plus 3%. During the period ended June 30, 2007 interest paid under this facility amounted to $156,725.

11. Share capital

*(a) **Authorized***

An unlimited number of common shares and an unlimited number of first preferred and second preferred shares issuable in series and one special share.

*(b) **Issued***

June 30, 2007		Special share	Common shares	$
Share capital at November 1, 2006			1	1
Reduction of the Company's share capital to book value			-	(1)
Acquisition of TGF	Note 3		7,889,545	86,784,995
Acquisition of Universal	Note 3		15,314,999	25,001,000
Initial public offering, less issue costs	Note 3		13,068,183	136,007,578
Special share issued		1		10
		1	36,272,728	247,793,583

September 30, 2006	Class C shares	Common shares	$
Class C shares issued	25,000,000		25,000,000
Common shares issued		100,000	1,000
	25,000,000	100,000	25,001,000

*(c) **Contributed surplus***

During the three and nine months ended June 30, 2007, a total of $777,176 and $1,573,617 was added to contributed surplus. For the three and nine months ended June 30, 2007 $417,343 and $794,450, respectively, relate to the amortization of stock option compensation expense and $359,833 and $779,167, respectively, relate to the RSU compensation expense.

12. Stock-based compensation plans

*(a) **Stock option plan***

In February 2007 the Company adopted a stock option plan for the benefit of officers, directors, employees and other eligible service providers. The maximum number of common shares issuable on exercise of outstanding stock options at any time is limited to 7% of the issued and outstanding common shares, less the number of common shares issuable pursuant to outstanding restricted share units ("RSUs") pursuant to the restricted share unit plan (the "RSU Plan"). Any increase in the issued and outstanding common shares will result in an increase in the number of common shares that may be issued on exercise of stock options outstanding at any time and any increase in the number of stock options granted, upon exercise, makes new grants available under the stock option plan. Stock options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the common shares that were reserved for issuance thereunder being available for a subsequent grant of stock options pursuant to the stock option plan to the extent of any common shares issuable thereunder that are not issued under such cancelled, terminated or expired stock options. Stock options granted pursuant to the stock option plan have a term not exceeding five years and vest in such manner as determined by the Board. The exercise price of stock options granted is determined by the Board at the time of grant and may not be less than the closing price of the common shares on the TSX on the last trading day prior to the date of grant.

A summary of the changes in the Company's stock option plan since inception on February 2, 2007 and status as at June 30, 2007 is shown below:

	Stock Options Outstanding	Range of Exercise Prices $	Weighted Average Exercise Price $	Weighted Average Grant Date Fair Value $
Balance, beginning of period	-	-	-	
Granted	1,838,000	11.00 to 17.85	11.50	4.64
Cancelled	(47,500)	11.00	11.00	
Exercised	-	-	-	
Balance, end of period	1,790,500	11.00 to 17.85	11.52	

During the quarter, 137,000 options were granted with exercise prices ranging from $16.75 to $17.85. In addition, 37,500 options were cancelled this quarter.

As at June 30, 2007, the range of exercise prices for stock options outstanding and exercisable (vested) are as follows:

Options Outstanding				Options Exercisable	
Range of Exercise Prices $	Stock Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
11.00 to 17.85	1,790,500	4.58 years	11.52	-	n/a

The fair value of each stock option granted was estimated as at the grant date using the Black-Scholes options-pricing model. The following weighted average assumptions were used in arriving at the grant-date fair value associated with stock options for which compensation costs were recognized.

Risk-free interest rate	3.95 % to 4.55%
Expected dividend yield	0%
Expected forfeitures per year	1%
Expected share price volatility	40%
Expected option life	4.7 to 5.0 years

Stock option compensation expense is recognized over the period in which entitlement to the compensation vests. For the three and nine months ended June 30, 2007, compensation expense of $417,343 and $794,450 was recognized as a result of stock options granted under the plan.

(b) ***Restricted Share Units***

In February 2007, the Company established the RSU Plan as a discretionary incentive compensation plan to provide officers, directors, employees and other eligible service providers of the Company with the opportunity to acquire common shares of the Company through an award of RSUs. Each RSU represents a right to receive one common share. Each RSU awarded conditionally entitles the participant to the delivery of one common share upon attainment of the RSU vesting period. RSUs awarded to participants vest in accordance with terms determined by the Board from time to time, which terms may include certain performance criteria in which the number of common shares to be delivered to a participant in respect of each RSU awarded is dependent upon the Company's performance and/or market price of the common shares, as determined by the Board. The RSU Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding RSUs shall not exceed a number of common shares equal to 7% of the aggregate of the number of issued and outstanding common shares, less the number of common shares issuable on exercise of outstanding stock options pursuant to the stock option plan. To the extent that RSUs are terminated or cancelled prior to the issuance of any common shares, such common shares underlying such award shall be added back to the number of shares reserved for issuance under the RSU Plan and will become available for grant again under the RSU Plan.

During the nine months ended June 30, 2007, the Company granted 510,000 RSUs, vesting over a three year period from the date of grant, to be settled through the issuance of common shares from treasury. The RSUs granted are subject to certain performance criteria in which the number of common shares to be delivered to a participant in respect of each RSU awarded is dependent upon the Company's performance and/or market price of the common shares. As at June 30, 2007 there were 510,000 RSUs awarded and outstanding. The total compensation expense incurred for the three and nine months ended June 30, 2007 was $359,833 and $779,167.

(c) ***Stock options and RSUs available for grant***

Stock options and RSUs available for grant	2,539,091
Less: stock options granted during the period	(1,838,000)
Less: RSUs granted during the period	(510,000)
Add: stock options cancelled/forfeited during the period	47,500
Balance, end of period	238,591

13. Earnings Per Share

	Three months ended		Nine months ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net loss for the period	($24,108,603)	($19,210,936)	($6,328,779)	($36,820,627)
Weighted average common shares outstanding - Basic	36,442,728	15,315,000	26,846,251	8,386,450
Dilutive effect of stock options	169,053	-	43,579	-
Weighted average common shares outstanding - Diluted	36,611,781	15,315,000	26,889,830	8,386,450
Basic earnings/(loss) per share	($0.66)	($1.25)	$(0.24)	$(4.39)
Diluted earnings/(loss) per share	($0.66)	($1.25)	$(0.24)	$(4.39)

Diluted earnings/(loss) per share is calculated based on the weighted average number of shares issued and outstanding during the period. The denominator is increased by the total of the additional common shares that would have been issued assuming exercise of all stock options with exercise prices at or below the average market price for the period and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

All stock options outstanding were included in the calculation of diluted earnings per share for the period as the stock options' exercise price was lower than the average market price of the common shares for the period.

14. Related party transactions and balances

During the three and nine months ended June 30, 2007 the Company entered into various transactions with related parties as follows:

(a) Universal has entered into the following agreements with Sempra, a significant shareholder of the company:

(i) Gas purchase agreement

Universal entered into the natural gas purchase and sale agreement ("Gas Purchase Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Gas Purchase Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of natural gas, subject to certain limited circumstances.

Universal's obligations to Sempra under the Gas Purchase Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Gas Purchase Agreement, and all excess amounts are then paid to Universal.

If Sempra defaults in its obligations to deliver natural gas to Universal, or if Universal defaults in its obligation to accept delivery of natural gas, subject to force majeure, the Gas Purchase Agreement contains provisions requiring the payment of various amounts by the non-performing party to the performing party.

On February 2, 2007 UGE and Sempra entered into an agreement pursuant to which Sempra will supply natural gas to UGE in connection with UGE's gas marketing business in Michigan (which are on terms substantially the *same* as the amended and restated Gas Purchase Agreement between Universal and Sempra); and Universal will assign to UGE all of Universal's gas transactions under the Gas Purchase Agreement relating to UGE's gas marketing business in Michigan.

During the three and nine months ended June 30, 2007, Universal made natural gas purchases under the agreement totaling $22,027,652 (2006 - $4,643,463) and $63,569,769 (2006 - $8,090,221). Included in accounts payable at June 30, 2007 is the amount owing of $7,322,301.

(ii) Electricity swap agreement
Universal entered into the electricity swap master agreement ("Electricity Swap Agreement") with Sempra on July 14, 2005 (amended and restated February 2, 2007). Pursuant to the Electricity Swap Agreement, Universal engaged Sempra to act as Universal's exclusive supplier of electricity swaps.

Universal's obligations to Sempra under the Electricity Swap Agreement are secured by the grant of a first priority security interest on substantially all of Universal's current and future assets, including all cash and cash equivalents, all accounts receivable and all deposit accounts. In addition, all payments received by Universal from its customers and the LDCs are paid to a specified lockbox or by wire transfer to specified Universal blocked bank accounts under the control of Sempra, from which amounts are first paid to Sempra in satisfaction of payments due to Sempra under the Electricity Swap Agreement, and all excess amounts are then paid to Universal.

Upon the occurrence of a contract termination event, the non-defaulting party has the right to immediately, for so long as the contract termination event is continuing: suspend its performance under electricity swaps then outstanding; or liquidate and terminate the electricity swaps then outstanding and accelerate the payment of any amounts due. Upon any such liquidation and termination, the non-defaulting party must calculate a net settlement amount in accordance with the formula contained in the Electricity Swap Agreement. The party with the net settlement amount payment obligation must pay such amount to the other party within one business day of receipt from the non-defaulting party of notice of such calculation.

During the three and nine months ended June 30, 2007 Universal entered into electricity swaps under the agreement totaling $11,347,754 (2006 - $6,274,941) and $28,129,633 (2006 - $9,273,817). Included in accounts payable as at June 30, 2007 is the amount owing of $4,022,355.

In addition, the Gas Purchase Agreements and the Electricity Swap Agreement contain margin requirements that commence on February 2, 2009 and covenants on the payment of dividends and on the making of investments. These agreements terminate on June 30, 2010.

(b) For the three and nine months ended June 30, 2007 Universal incurred expenses amounting to $393,612 (2006 - $123,279) and $568,318 (2006 - $205,462) for direct mail marketing services to Market Connections Inc. in which certain shareholders hold an equity interest. Included in accounts payable as at June 30, 2007 is an amount owing of $5,619.

(c) For the three and nine months ended June 30, 2007 Universal paid $1,081,174 (2006 - $1,551,258) and $3,547,385 (2006 - $3,649,867), to shareholder-distributors for commissions and marketing fees which are included in customer acquisition costs. In addition, for the three and nine months ended June 30, 2007 Universal made commission advances of $166,006 (2006 – $Nil) and $181,969 (2006 – $Nil) to shareholder-distributors to support marketing activities. These advances are deducted from future commissions earned by the shareholder-distributors.

(d) For the three and nine months ended June 30, 2007 Universal leased office space under a sub-lease arrangement with a company controlled by a shareholder of Universal and made payments for rent totaling $35,101 (2006 - $34,517) and $104,718 (2006 - $103,793).

(e) TGF has entered into a credit support agreement with a related party that allows TGF to enter into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. The credit facility will be phased out shortly after the plant is commissioned and operational. At June 30, 2007 the amount owing under this credit facility is $109,500.

These transactions were conducted in the normal course of business on terms and rates similar to transactions negotiated with arm's length parties.

15. Commitments

(a) The Company's commitments for premises and vehicles under lease obligations for each of the next five years and thereafter are as follows:

Year	Amount $
2007	306,089
2008	1,227,628
2009	971,737
2010	852,762
2011	608,508
Thereafter	51,717
	4,018,441

(b) The Company's commitments under long-term natural gas contracts with Sempra for each of the next five years and thereafter are as follows:

Year	Amount $
2007	22,696,170
2008	108,245,632
2009	106,282,764
2010	93,181,796
2011	73,609,209
Thereafter	23,430,235
	427,445,806

The above commitments have been entered into to meet delivery requirements for currently enrolled and flowing natural gas customers under long-term natural gas supply contracts.

(c) Universal is also committed under long-term contracts with customers to supply electricity and natural gas. These contracts have various expiry dates and renewal options.

(d) TGF has entered into an EPC contract with Ellis Don/VCM in Joint Venture for a sum of $141,529,357 to perform and complete all design, engineering, procurement, construction and commissioning work in connection with the development of the Belle Plaine Facility. As at June 30, 2007 total expenditures incurred under the EPC contract amount to $81,802,954.

(e) TGF has entered into a license agreement with Delta-T Corporation ("Delta-T") for the right to use in perpetuity Delta-T's technology for the purpose of construction, operation, enhancement and optimization of the Belle Plaine Facility for a fee of US $2,610,000 of which US $1,305,000 has been paid as at June 30, 2007.

(f) TGF entered into a number of contracts with various growers (the "production contracts") to purchase wheat at fixed prices. The production contracts are for one or two year periods and provide the grower with the option to extend the production contract for a further one year term upon proper written notice. Total commitments under these production contracts to June 30, 2007 are:

Year	Amount $
2007	831,245
2008	35,267,685
2009	28,812,111
2010	12,785
	64,923,826

(g) TGF has entered into a Grain Supply Agreement (the "Agreement") with Saskatchewan Wheat Pool Inc. for assistance in the procurement and delivery of grain. The Agreement provides that TGF will pay a fee for grain sourced under the Agreement. The Agreement is for a one year term commencing on August 1, 2007 and provides for automatic one year renewal periods unless either party gives proper written notice to terminate the Agreement.

16. Financial instruments

(a) *Fair value*

(i) Universal has a variety of electricity supply contracts that are considered derivative financial instruments. The fair value of derivative financial instruments is the estimated amount that Universal would pay or receive to dispose of these supply contracts in the market. Universal has estimated the value of these contracts using a discounted cash flow method which employs market forward curves.
At June 30, 2007, Universal had electricity fixed-for-floating swap contracts in Ontario which it has committed with the following terms:

Notional volumes	2.0 to 40.0 MW/h
Total remaining notional volume	7,427,813 MWh
Maturity dates	July 1, 2007 to December 31, 2012
Fixed price per MWh	$60.77 to $86.79
Fair value	$86,812,195 unfavourable
Remaining notional value	$535,753,542

The realized loss on swap contracts during the three and nine months ended June 30, 2007 of $11,347,754 (2006 - $4,627,236) and $28,093,745 (2006 - $7,066,656) represents the net settlement payments recognized in income on that portion of swap contracts that matured during the period.

(ii) TGF has entered into hedges to mitigate risk exposure to the volatility of ethanol pricing while the Belle Plaine Facility is under construction. Transactions entered into for the reporting period are summarized below:

Transaction	Term	Floor Price $US/bbl	Cap Price $US/bbl	Volume	Settlement Mechanism	Fair Value $
Costless Collar	Calendar 2008	$60.00	$74.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(673,209)
Costless Collar	Calendar 2008	$55.00	$71.00	500 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,076,061)
Costless Collar	Calendar 2009	$65.00	$73.50	1,000 barrels/day	West Texas Intermediate average of the month's daily settlements.	(1,056,173)
Total						(2,805,443)

(iii) The current and non-current components of the unrealized loss on commodity contracts are shown below:

	June 30, 2007 $	September 30, 2006 $
Current portion of unrealized loss on commodity contracts	32,821,893	12,050,535
Non-current portion of unrealized loss on commodity contracts	56,795,745	61,831,804
Total unrealized loss on commodity contracts	89,617,638	73,882,339

The carrying value of cash, accounts receivable, holdbacks and deposits, accounts payable and accrued liabilities, and commodity financing facility approximate their fair values due to their short-term liquidity.

(b) ***Customer credit risk***
In Ontario and Michigan, the LDCs provide collection services and assume the risk of any bad debts owing from Universal's customers. Therefore, Universal receives the collection of customer account balances directly from the LDCs. Management believes that the risk of the LDCs failing to deliver payment to Universal is minimal.

(c) ***Supplier risk***
Universal purchases its natural gas delivered to its customers through long-term contracts entered into with its exclusive supplier, Sempra. It also enters into electricity swaps with Sempra to swap its floating rate payments to the electricity LDCs for a fixed rate. Universal has an exposure to supplier and counterparty risk as the ability to continue to deliver natural gas and fulfill its obligations to the electricity LDCs for electricity delivery to its customers is reliant upon the ongoing operations of Sempra and its ability to fulfill its contractual obligations. Management believes that the risk of Sempra being unable to deliver the contracted amounts of natural gas and fulfill the financial obligations under the electricity swaps is minimal.

(d) ***Foreign currency risk***
Universal has an exposure to foreign currency exchange rates, as a result of its investment in its U.S. operations.

17. Collection services agreements
Universal has entered into collection services agreements with various electricity and natural gas LDCs. Under these agreements, Universal has the right to settle on a net basis with the LDCs by offsetting amounts payable to the LDCs with amounts receivable from the LDCs.

18. Reportable business segments

The Company operates in two geographic segments, Canada and the United States. The Canadian operations include electricity, natural gas and ethanol and the United States operations include natural gas. In addition, the Company also has two reportable business segments - gas and electricity marketing and ethanol. The Company evaluates segment performance based on gross margin.

The following table presents the Company's results from continuing operations by geographic segment for the three and nine months ended June 30, 2007. No comparative information is provided for the three and nine months ended June 30, 2006 as the Company had no significant business activities in the United States during these periods.

(unaudited)	For the three months ended June 30, 2007 Canada $	United States $	Consolidated $	For the nine months ended June 30, 2007 Canada $	United States $	Consolidated $
GAS AND ELECTRICITY MARKETING						
Revenue						
Gas	10,758,757	8,090,598	18,849,355	43,897,056	40,681,995	84,579,051
Electricity	33,535,397	-	33,535,397	93,461,923	-	93,461,923
	44,294,154	8,090,598	52,384,752	137,358,979	40,681,995	178,040,974
Cost of Sales						
Gas	8,703,938	6,987,402	15,691,340	35,566,231	32,896,309	68,462,540
Electricity	15,895,290	-	15,895,290	48,228,411	-	48,228,411
	24,599,228	6,987,402	31,586,630	83,794,642	32,896,309	116,690,951
Gross Margin	**19,694,926**	**1,103,196**	**20,798,122**	**53,564,337**	**7,785,686**	**61,350,023**
Expenses						
Customer acquisition costs	4,122,994	1,772,004	5,894,998	9,659,885	2,834,538	12,494,423
General and administrative	3,276,894	1,068,474	4,345,368	8,453,650	1,861,062	10,314,712
Amortization of property, plant and equipment	117,420	-	117,420	310,897	-	310,897
Other (income)/expense						
Investment income	(67,018)	(3,643)	(70,661)	(74,306)	7,131	(67,175)
Realized loss on swap contracts	11,347,754	-	11,347,754	28,093,745	-	28,093,745
Unrealized loss on commodity contracts	32,187,529	-	32,187,529	12,929,856	-	12,929,856
	50,985,573	2,836,835	53,822,408	59,373,727	4,702,731	64,076,458
ETHANOL						
Expenses						
General and administrative	394,637	-	394,637	931,580	-	931,580
Interest expense	263,469	-	263,469	308,882	-	308,882
Amortization of property, plant and equipment	6,912	-	6,912	11,031	-	11,031
Other (income)/expense						
Investment income	(135,145)	-	(135,145)	(248,813)	-	(248,813)
Loss on production contracts	150,390	-	150,390	492,858	-	492,858
Unrealized loss on commodity contracts	1,508,150	-	1,508,150	2,805,443	-	2,805,443
	2,188,413	-	2,188,413	4,300,981	-	4,300,981
CORPORATE						
Expenses						
General and administrative	84,190	-	84,190	170,969	-	170,969
Stock-based compensation	777,176	-	777,176	1,573,617	-	1,573,617
Other (income)/expense						
Investment income	(263,973)	-	(263,973)	(358,269)	-	(358,269)
	597,393	-	597,393	1,386,317	-	1,386,317
Income/(loss) before income tax	(34,076,453)	(1,733,639)	(35,810,092)	(11,496,688)	3,082,955	(8,413,733)
Income tax/(recovery)	(11,094,721)	(606,768)	(11,701,489)	(3,163,696)	1,078,742	(2,084,954)
NET INCOME/(LOSS) FOR THE PERIOD	**(22,981,732)**	**(1,126,871)**	**(24,108,603)**	**(8,332,992)**	**2,004,213**	**(6,328,779)**
Property, plant and equipment	89,530,902	-	89,530,902	89,530,902	-	89,530,902
Total assets	249,773,106	14,519,481	264,292,587	249,773,106	14,519,481	264,292,587

The Company commenced gas marketing operations in the United States in the third quarter of 2006. The revenue earned was $695,782 and the net loss was $1,108,406.

File No. 82-35092

NEWS RELEASE **August 7, 2007**

UNIVERSAL ENERGY GROUP LTD. ANNOUNCES DATE FOR RELEASE OF FISCAL 2007 THIRD QUARTER FINANCIAL RESULTS AND INVESTOR CONFERENCE CALL

Toronto, Ontario - Universal Energy Group Ltd. ("Universal Energy Group") (TSX:UEG) today announced that it will issue its third quarter fiscal 2007 financial results on Monday, August 13, 2007, before the market opens. The company will host a conference call to discuss the company's financial results at 11:00 a.m. EST. Gary J. Drummond, Executive Chairman, Mark L. Silver, President, Electricity and Gas Marketing, Tim J. LaFrance, President, Terra Grain Fuels Inc. and Stephen Plummer, Chief Financial Officer will discuss the company's financial results and performance.

You are invited to participate by calling 1-866-831-6270 (toll-free in North America) and enter access code 88166260. International callers may dial 617-213-8858 and enter access code 88166260. An archived recording of the call will be available later that day and will remain available until August 20, 2007 by dialing 1-888-286-8010 and entering access code 58472577. International callers may access the replay by calling 617-801-6888 and entering the access code 58472577.

Universal Energy Group's common shares are listed on the Toronto Stock Exchange under the symbol "UEG". Universal Energy Group sells electricity and natural gas in Ontario and natural gas in British Columbia (through its subsidiary Universal Energy Corporation) to residential, small to mid-size commercial and small industrial customers and sells natural gas in Michigan (through its subsidiary Universal Gas & Electric Corporation) to residential, small to midsize commercial and small industrial customers. Universal Energy Group (through its subsidiary Terra Grain Fuels Inc.) is constructing an ethanol facility near Belle Plaine, Saskatchewan that is designed to produce approximately 150 million litres of ethanol annually. Additional information about Universal Energy Group is available on SEDAR (www.sedar.com).

For further information, please contact:

Stephen Plummer
Chief Financial Officer
splummer@universalenergy.ca
416-673-1160

Shawn Dym
Vice President,
Business Development & Investor Relations
sdym@universalenergy.ca
416-673-4761

File No. 82-35092

NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS

APPENDIX A
NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101 *SHORT FORM PROSPECTUS DISTRIBUTIONS* ("NI 44-101")

July 12, 2007

To: Ontario Securities Commission

Universal Energy Group Ltd. (the "**Issuer**") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

UNIVERSAL ENERGY GROUP LTD.

Per: *"Stephen Plummer"*
Stephen Plummer
Chief Financial Officer

END

G:\064009\0002\Notice Declaration of Intention - NI 44-101 .doc